ANNUAL INFORMATION FORM

For the year ended December 31, 2008

Date: March 31, 2009

PRELIMINARY NOTES

Date of Information

Unless otherwise indicated, all information contained in this Annual Information Form (“AIF”) of First Majestic Silver Corp. (“First Majestic” or the “Company”) is as of March 31, 2009.

Financial Information

All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

Forward-looking Information

Certain statements contained in this AIF, and in certain documents incorporated by reference herein, constitute forward-looking statements. These statements relate to future events or the Company’s future performance, business prospects or opportunities. Forward-looking statements include, but are not limited to, statements with respect to commercial mining operations, anticipated mineral recoveries, protected quantities of future mineral production, interpretation of drill results, anticipated production rates and mine life, operating efficiencies, capital budgets, costs and expenditures and conversion of mineral resources to proven and probable mineral reserves, analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

All statements other than statements of historical fact may be forward-looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect, “forecast”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, “outlook” and similar expressions) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes that the expectations reflected in those forward looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this AIF should not be unduly relied upon. These statements speak only as of the date of this AIF or as of the date specified in the documents incorporated by reference into this AIF, as the case may be. The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements involve risks and uncertainties relating to, among other things, results of exploration and development activities, the Company’s historical experience with development-stage mining operations, uninsured risks, regulatory changes, defects in title, availability of materials and equipment, timeliness of government approvals, changes in commodity prices and, particularly, silver prices, actual operating and financial performance of facilities, equipment and processes relative to specifications and expectations and unanticipated environmental impacts on operations. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, risk factors incorporated by reference herein. See “Risk Factors”.

Cautionary Notes to U.S. Investors Concerning Reserve and Resource Estimates

The definitions of Proven and Probable Reserves used in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7. Under SEC Guide 7 standards, a “Final” or “Bankable” feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into Reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Accordingly, information contained in this AIF and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Documents Incorporated By Reference

Information has been incorporated by reference in this AIF from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from First Majestic’s head office at Suite 1805 –925 W. Georgia Street, Vancouver, British Columbia, V6C 3L2 (telephone: (604) 688-3033) or by accessing the disclosure documents available through the internet on the System for Electronic Document Analysis and Retrieval (“SEDAR”) which can be accessed at www.sedar.com.

The following documents of the Company are specifically incorporated by reference in this AIF:

(a)

the technical report prepared by Richard Addison, P.E. and Leonel Lopez, C.P.G. of Pincock Allen & Holt entitled “Technical Report for the La Parrilla Silver Mine, Durango State, México” dated February 16, 2009, as amended and restated on February 26, 2009 and filed on SEDAR on February 27, 2009. See “Mineral Projects – La Parrilla Silver Mine, México”;

(b)

the technical report prepared by Richard Addison, P.E. and Leonel Lopez, C.P.G. of Pincock Allen & Holt entitled “Technical Report for the San Martín Silver Mine, State of Jalisco, México” dated January 15, 2009, as amended and restated on February 26, 2009 and filed on SEDAR on February 27, 2009. See “Mineral Projects – San Martín Silver Mine, México”;

(c)

the technical report prepared by Richard Addison, P.E. and Leonel Lopez, C.P.G. of Pincock Allen & Holt entitled “Technical Report for the La Encantada Silver Mine, Coahuila State, México” dated January 12, 2009, as amended and restated on February 26, 2009 and filed on SEDAR on February 27, 2009. See “Mineral Projects-La Encantada Silver Mine, México”; and

(d)

the technical report prepared by Leonel Lopez, C.P.G. of Pincock Allen & Holt entitled “Technical Report for the Del Toro Silver Mine, Zacatecas State, México” dated October 9, 2008 and filed on SEDAR on October 9, 2008. See “Mineral Projects-Del Toro Silver Mine, México”.

Currency

All dollar amounts in this AIF are expressed in Canadian dollars unless otherwise indicated.

CORPORATE STRUCTURE

Name, Address and Incorporation

First Majestic was incorporated under the Company Act (British Columbia) (the “Company Act”) on September 26, 1979 by registration of its Memorandum and Articles, under the name Brandy Resources Inc.

On September 5, 1984, the Company changed its name to Vital Pacific Resources Ltd. and consolidated its share capital on a two for one basis.

On May 26, 1987 the Company continued out of British Columbia and was continued as a federal company pursuant to the Canada Business Corporations Act.

On August 27, 1987, the Company was extra provincially registered under the Company Act.

On August 21, 1998, the Company continued out of Canada and was continued into the jurisdiction of the Commonwealth of the Bahamas under the Companies Act (Bahamas).

On January 2, 2002, the Company continued out of the Commonwealth of the Bahamas under the Companies Act (Bahamas) and was continued to the Yukon Territory pursuant to the Business Corporations Act (Yukon). On January 3, 2002, the Company completed a consolidation of its share capital on a 1 new for 10 old basis and changed its name to First Majestic Resource Corp.

On January 17, 2005, the Company continued out of the Yukon Territory and was continued to British Columbia pursuant to the Business Corporations Act (British Columbia).

On November 22, 2006, the Company changed its name to First Majestic Silver Corp.

The Company’s head office is located at Suite 1805 – 925 W. Georgia Street, Vancouver, British Columbia, Canada, V6C 3L2 and its registered office is located at #1100 - 888 Dunsmuir Street, Vancouver, British Columbia, V6C 3K4.

The Company is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Prince Edward Island, Nova Scotia and Newfoundland.

Intercorporate Relationships

The chart set out below illustrates the corporate structure of the Company and its material subsidiaries, the jurisdictions of incorporation, the percentage of voting securities held and their respective interests in various mineral projects and mining properties.

GENERAL DEVELOPMENT OF THE BUSINESS

History

Since inception, First Majestic has been in the business of acquisition, development and exploration of mineral properties. During the fiscal year ended June 30, 2004, the Company became focused on the acquisition, development and exploration of mineral properties in México with an emphasis on silver projects.

On January 12, 2004, the Company entered into an agreement to purchase the La Parrilla Silver Mine located approximately 65 kilometres south-east of the city of Durango, México. The purchase price of US$3 million (paid) included all properties, assets and equipment and all mining concessions consisting of 280 hectares. See “Mineral Projects – La Parrilla Silver Mine, México”. The La Parrilla Silver Mine was operated from 1956 to 1999 by the previous owners when it was put on a care and maintenance program in 1999 due to low silver prices. Total tonnage mined during that period is estimated at approximately 700,000 tonnes with an average grade of 300 grams per tonne (“g/t”) silver, 1.5% lead and 1.5% zinc.

Between March 2004 and August 2005, the Company entered into a number of agreements to acquire mining concessions located in Chalchihuites, Zacatecas, México which are located approximately 45 kilometres southeast of the La Parrilla Silver Mine. During the period ended December 31, 2006 and the year ended June 30, 2006, the Company wrote off acquisition and exploration costs totalling $688,766 and $384,930, respectively, relating to certain of the Chalchihuites Group Properties, the remaining properties are now referred to as the Del Toro Silver Mine. The Company paid an aggregate of US$5,825,000 over a four-year period to complete the remaining options.

On November 18, 2004, the Company entered into an agreement to acquire the Dios Padre Silver Project located in the western Sierra Madre Mountain Range and midway between Hermosillo and Chihuahua in east central Sonora, México which was amended on December 17, 2004 and June 13, 2005. The acquisition included all properties, assets and equipment and all mining concessions consisting of 285 hectares. The Company was required to pay an aggregate of US$6,500,000 over a four-year period and issue a total of 500,000 common shares upon the completion of specific phases of exploration. During calendar 2006, the Company completed an exploration program which consisted of 17 diamond drill holes totalling 2,216 metres, a review of historical geological data, mapping and resource definition. In addition, a geologic survey of the 285 hectare property surrounding the main mine area was completed to evaluate four different geologic anomalies to determine the possibility of the existence of other mineralized bodies that may increase the potential of the property. The program was not definitive in outlining sufficient economic resources in order to make a positive production decision. During the year ended December 31, 2006, management elected not to proceed with the acquisition of the Dios Padre Silver Project and acquisition and exploration costs totalling $1,899,789 were expensed.

In December 2004, the Company entered into agreements for the purchase of the Candameña Mining District properties located in the Western Sierra Madre Mountain range between Hermosillo and Chihuahua in east central Sonora, México. The Company was required to pay an aggregate of US$7,600,000 over a four-year period. The purchase price included all properties, assets and equipment and all mining concessions consisting of 5,215 hectares. The payment schedule to one of the agreements was amended on May 24, 2005, November 30, 2006 and March 26, 2007 and a 1% NSR, payable up to a maximum of US$4,000,000, was cancelled on November 30, 2006. On August 14, 2007, the Company entered into an agreement with Prospector Consolidated Resources Inc. (“Prospector”) whereby Prospector had the right to acquire 100% interest in the Company’s option to the Candameña Mining District Property by paying $50,000 and issuing two million of its common shares to the Company. The Company received $50,000 in August 2007 and Prospector assumed all option commitments to the underlying property vendors effective August 2007. Prospector received regulatory approval and the Company received two million shares of Prospector in March 2008. See “Past Three Years” below.

In September 2005, the Company acquired a 100% interest in the La Encarnación and San Ignacio Dos mining claims consisting of 16 hectares adjacent to the Company’s La Parrilla Silver Mine for consideration of $40,000 and 200,000 common shares of the Company.

On October 10, 2005, the Company entered into an agreement with Compañia Minera Rio Frio, S.A. de C.V. (“Compañia”) to purchase the La Candelaria Silver Project, Jalisco, México. After completing a due diligence program, a revised agreement with Compañia was entered into on April 26, 2006. Under the revised terms of the agreement, First Majestic was required to make a payment of US$110,000 and issue 100,000 common shares to the vendor upon confirmation of re-registration of the mining claims. Additional payments totalling US$2,090,000 were to be paid over a period of twenty-four months. During the year ended December 31, 2006, management elected not to proceed with the acquisition of the La Candelaria Silver Project and acquisition and exploration costs totalling $292,753 were expensed.

Past Three Years

First Majestic entered into an irrevocable share purchase agreement dated for reference April 3, 2006 to purchase approximately 63% of the issued and outstanding shares of First Silver from the major shareholder of First Silver (the “Shareholder”). First Silver’s primary business was silver mining and the acquisition, exploration and development of mineral claims with a primary focus on silver properties in México. First Silver’s wholly owned subsidiary, El Pilon, was the sole owner of the San Martín Silver Mine in Jalisco State, México.

First Majestic purchased 24,649,200 common shares of First Silver (the “Acquisition”) at a price of $2.165 per share for an aggregate purchase price of $53,365,519 payable to the Shareholder in three instalments.

The first instalment of $26,682,759 represented 50% of the purchase price and was paid on closing of the Acquisition on May 30, 2006. A second instalment of $13,341,380, representing 25% of the purchase price, was paid on May 30, 2007. A final instalment of $13,341,380 was payable on May 30, 2008. An interest amount of 6% per annum is payable quarterly on the outstanding payment. Pending the outcome of the litigation referred to in the section entitled “Legal Proceedings” of this Annual Information Form, the Company has withheld payment of quarterly instalments of interest due on November 30, 2007, February 29, 2008 and May 30, 2008. The Company is withholding payment of the final instalment of $13,341,380 due May 30, 2008 and the above interest payments, an amount totalling $13,940,237. On July 22, 2008, the Company posted an irrevocable Letter of Credit with the Supreme Court of British Columbia pending the outcome of such litigation which is not anticipated for at least one year.

On June 5, 2006, First Majestic and First Silver entered into a letter agreement whereby the parties agreed to enter into a business combination such that First Majestic would acquire all of the outstanding securities of First Silver and First Silver would become a wholly owned subsidiary of First Majestic. The business combination was structured as a plan of arrangement (the “Arrangement”) which was formalized in a combination agreement with the parties dated August 9, 2006. On September 14, 2006, First Majestic acquired all of the issued and outstanding First Silver shares which it did not already own for an aggregate of 6,712,159 common shares of First Majestic and an aggregate cash payment of $777,672 paid at closing and $388,836 due on each of September 14, 2007 (which was paid) and September 14, 2008 (which was paid), with interest payable quarterly and compounded annually at 6.0% per annum on the unpaid balances from the closing of the Arrangement.

The Arrangement was approved at a special meeting of shareholders of First Silver on September 7, 2006 and closed on September 14, 2006. At closing, 12,500 stock options exercisable at a price of $3.28 per share expiring on June 13, 2009 and 550,000 stock options exercisable at a price of $4.30 per share expiring on June 19, 2011 were granted by the Company in exchange for 25,000 stock options of First Silver exercisable at a price of $1.64 per share expiring on June 13, 2009 and 1,100,000 stock options of First Silver exercisable at a price of $2.15 per share expiring on June 19, 2011. The common shares of First Silver were delisted from the Toronto Stock Exchange at the close of business on September 18, 2006.

Any certificate formerly representing First Silver shares not duly surrendered on or prior to September 14, 2012 shall cease to represent a claim or interest of any kind or nature, including a claim for dividends or other distributions against First Majestic or First Silver by a former First Silver shareholder. After such date, all First Majestic shares to which the former First Silver shareholder was entitled shall be deemed to have been cancelled.

In May 2006, through the acquisition of First Silver and its wholly owned subsidiary, El Pilon, the Company acquired an option to acquire the Cuitaboca Silver Project which consists of a 5,134 hectare land package. The Company presently has an option dated November 25, 2004 with Consorcio Minero Latinamericano, SA de CV, a private Mexican company owned by a former director of First Silver, for the purchase of a 100% interest in seven mining claims covering 3,718 hectares located in the State of Sinaloa, México. To purchase the claims, the Company must pay a total of US$2,500,000 in staged cash payments through November 25, 2010. As at December 31, 2008, a total of US$925,000 had been paid. During the year ended December 31, 2008, the Company paid US$375,000 related to mineral property options. A 2.5% NSR on the claims may be purchased for an additional US$500,000 at any time during the term of the agreement or for a period of 12 months thereafter.

In August 2006, the Company entered into three agreements to acquire the Quebradillas and Viboras Silver Mines and a contiguous land package of 3,126 hectares of mining concessions located in the La Parrilla Mining District in Durango State, México. The Company has the right to purchase all the mining concessions, the mines, the data of past diamond drill programs and the assets located within the mine areas for a total purchase price of US$3,000,000 payable over a period of two years of which an aggregate of US$2,251,000 had been paid as of December 31, 2008. During the year ended December 31, 2008, the Company amended payment terms to the optionor regarding the outstanding payments as at December 31, 2008. The Company has agreed to make a series of payments in 2009 totalling US$1,121,160 which includes interest calculated at a rate of the three month LIBOR plus 3%. There is a net smelter royalty of 1.5% (“NSR”) of sales revenue to a maximum of US$2,500,000 and the Company has the option to purchase the NSR at any time for US$2,000,000. The Company has paid US$69,000 relating to royalties.

In August 2006, the Company entered into a letter agreement pursuant to which the Company acquired 100% of the issued and outstanding shares of Desmin S.A. de C. V. (“Desmin”), a privately held Mexican mining company for the purchase price of US$1.5 million (the final payment having been made on April 30, 2007), resulting in Desmin becoming a wholly owned subsidiary of the Company. Desmin’s primary asset was an exploitation contract which entitled Desmin to operate the La Encantada Silver Mine located in Coahuila State in Northern México. The exploitation contract provided Desmin an option to acquire all properties within the 985 hectare land package, including the operations of the mine and mill and all the auxiliary installations and associated equipment. The Company purchased the operations of Desmin effective November 1, 2006 and took over the operations of the La Encantada Silver Mine. In addition, Desmin had an agreement to purchase the La Encantada Silver Mine, including the mill and surrounding mining claims.

The Company changed its financial year from June 30 to December 31, effective for the financial period July 1, 2006 to December 31, 2006. The decision to change the Company’s fiscal year end was made so that the Company would have the same fiscal year end as its operating subsidiaries in México. To facilitate the change, the Company reported a one-time, six-month transition year covering the period from July 1, 2006 to December 31, 2006. Subsequent to the transition year, the first full financial year covered the period January 1, 2007 to December 31, 2007.

In January 2007, the Company completed the acquisition of the San Juan Silver Mine which forms part of the Del Toro Silver Mine, formerly referred to as the Chalchihuites Group of Properties by making the final payments of US$500,000 and US$150,000 due January 7, 2007 and July 7, 2007, respectively, pursuant to the agreement. In connection therewith, a finder’s fee in the amount of $77,808 (US$68,422) was paid to a director of the Company.

In March 2007, the Company acquired all of the issued and outstanding shares of Minera La Encantada S.A. de C. V. (“Minera La Encantada”), a Mexican mining company owned by Industrias Peñoles, S.A. de C.V. (“Peñoles”) for a total purchase price of US$3,250,000 and an NSR of 4%. The Company also acquired the underlying 4% NSR through the issuance of 382,582 shares and 191,291 warrants, each warrant entitling Peñoles to purchase one additional share at a price of $6.81 expiring March 20, 2009. Desmin paid a sliding-scale royalty to Peñoles pursuant to the terms of its exploitation contract. As a result of the Company’s purchase of Minera La Encantada, all royalties were cancelled at closing on March 20, 2007. On January 1, 2008, Desmin amalgamated with Minera La Encantada S.A. de C.V.

On May 10, 2007, the Company completed a private placement of special warrants for gross proceeds of $34,415,000. A total of 6,883,000 special warrants were sold at a price of $5.00 per special warrant through Cormark Securities Inc. and CIBC World Markets Inc., as co-lead underwriters, and Blackmont Capital Inc. Each special warrant was automatically exercised for one common share of the Company and one half of a common share purchase warrant on July 25, 2007 (the date the Company obtained a final receipt for a prospectus qualifying the underlying securities). Each whole share purchase warrant was exercisable at a price of $6.50. The warrants expired on November 10, 2008, none of which were exercised prior to expiry. The underwriters received a commission of 5.5% of the gross proceeds of the offering at closing.

On July 31, 2007, the Company incorporated a new wholly owned Mexican subsidiary, Corporación First Majestic, S.A. de C.V., (“CFM”) and effected a corporate restructuring of Desmin, La Encantada and First Majestic Plata, on August 14, 2007, such that Desmin and La Encantada were amalgamated and the Company now holds the shares of FM Plata, Minera El Pilon and La Encantada, through CFM, which is a Mexican holding company for Mexican tax consolidation purposes.

In August 2007, the Company entered into an agreement with Prospector whereby Prospector had the right to acquire a 100% interest in the Company’s option to acquire the Candameña Mining District Property by paying $50,000 within five business days following the execution of the agreement (paid) and issuing 2,000,000 of its shares to the Company within five business days of regulatory approval or September 7, 2007, whichever is earlier. As Prospector had not received regulatory approval by September 7, 2007, it paid an additional US$150,000 to the Company on October 19, 2007 to satisfy an option commitment to the underlying vendor. In March 2008, the Company received 2,000,000 common shares from Prospector In August 2008, the Company after having made numerous unsuccessful attempts to assist Prospector in the transfer of the rights to the Candameña property, and having advised Prospector that the underlying agreements with the Candameña property owners were in breach and likely to revert to their underlying owners, the Company negotiated the full return of the mining rights to their respective property owners.

The Company’s common shares and warrants were listed and commenced trading on the Toronto Stock Exchange effective January 15, 2008.

On March 25, 2008, the Company completed a public offering with a syndicate of underwriters led by CIBC World Markets Inc. and including Blackmont Capital Inc., Cormark Securities Inc. and GMP Securities L.P., who purchased 8,500,000 units of the Company at a price of $5.35 per unit. Each unit consisted of one common share in the capital of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one additional common share at a price of $7.00 for a period of 24 months from the closing of the offering. The underwriters also received an over-allotment option, exercisable up until 30 days following the closing of the offering to purchase up to an additional 1,275,000 common shares at a price of $5.07 per share and up to an additional 637,500 share purchase warrants at a price of $0.56 per warrant. On April 4, 2008, the Company completed the issuance of an aggregate of 637,500 warrants pursuant to the exercise of the over-allotment option.

On July 6, 2008, the Company entered into an agreement to acquire the Fatima mining concession consisting of 46 hectares of mining concessions located in the Zacatecas State, México and forms part of the Del Toro Silver Mine. The Company has the right to purchase all the mining concessions, for a total purchase price of US$387,500 payable over a period of 30 months, of which an aggregate of US$62,500 had been paid as of December 31, 2008.

Subsequent to December 31, 2008

On March 5, 2009, the Company completed a public offering with a syndicate of underwriters led by CIBC World Markets Inc. and including Blackmont Capital Inc., GMP Securities L.P. and Thomas Weisel Partners, who purchased 8,487,576 units of the Company at a price of $2.50 per unit for gross proceeds to the Company of $21,218,940. Each unit consisted of one common share in the capital of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one additional common share at a price of $3.50 for a period of 24 months from the closing of the offering. The underwriters also received an over-allotment option, exercisable up until 30 days following the closing of the offering to purchase up to an additional 1,273,136 common shares at a price of $2.40 per share and up to an additional 636,568 share purchase warrants at a price of $0.20 per warrant.

DESCRIPTION OF BUSINESS

General

The Company is in the business of the production, development, exploration and acquisition of mineral properties focusing on silver in México. The common shares and warrants of the Company trade on the Toronto Stock Exchange under the symbols “FR”, “FR.WT.A” and “FR.WT.B”. The common shares are also quoted on the Pink Sheets in the U.S. under the symbol “FRMSF” and on the Frankfurt, Berlin, Munich and Stuttgart Stock Exchanges under the symbol “FMV”.

The Company has an interest in three principal properties in México: the La Parrilla Silver Mine in Durango State, the San Martín Silver Mine in Jalisco State and the La Encantada Silver Mine in Coahuila State. The Company also has interests in an advanced stage development project, the Del Toro Silver Mine, formerly referred to as the Chalchihuites Group Properties in Zacatecas, and in several exploration properties in various states in México including the Cuitaboca Silver Project in Sinaloa.

The Company’s business is not materially affected by intangibles such as licences, patents and trademarks, nor is it affected by seasonal changes. The Company is not aware of any aspect of its business which may be affected in the current financial year by renegotiation or termination of contracts.

At December 31, 2008, the Company had 11 employees based in its Vancouver corporate office, one employee in the United Kingdom and approximately 1,236 employees, contractors and other personnel in México. Additional consultants are also retained from time to time for specific corporate business, development and exploration programs.

Risk Factors

The Company, and thus the securities of the Company, should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in this AIF prior to making an investment in the Company. In addition to the other information presented in this AIF, the following risk factors should be given special consideration when evaluating an investment in the Company’s securities.

Operating Hazards and Risks

The operation and development of a mine or mineral property involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include:

  environmental hazards;
  industrial accidents and explosions;
  the encountering of unusual or unexpected geological formations;
  ground fall and cave-ins;
  flooding;
  earthquakes; and
  periodic interruptions due to inclement or hazardous weather conditions.

These occurrences could result in environmental damage and liabilities, work stoppages and delayed production, increased production costs, damage to, or destruction of, mineral properties or production facilities, personal injury or death, asset write downs, monetary losses and other liabilities. Liabilities that First Majestic incurs may exceed the policy limits of its insurance coverage or may not be insurable, in which event First Majestic could incur significant costs that could adversely impact its business, operations or profitability.

Uncertainty in the Calculation of Mineral Reserves, Resources and Silver Recovery

There is a degree of uncertainty attributable to the calculation of mineral Reserves and mineral Resources and corresponding grades being mined or dedicated to future production. Until mineral Reserves or mineral Resources are actually mined and the processed, the quantity of minerals and grades must be considered estimates only. In addition, the quantity of mineral Reserves and mineral Resources may vary depending on, among other things, metal prices. Any material change in the quantity of mineral Reserves, mineral Resources, grade or minimum mining thickness may affect the economic viability of First Majestic’s properties. In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue.

Substantial Decommissioning and Reclamation Costs

During the year ended December 31, 2008, the Company reassessed its reclamation obligations at each of its mines based on updated mine life estimates, rehabilitation and closure plans. The total undiscounted amount of estimated cash flows required to settle the Company’s estimated obligations is $7.27 million (US$5.94 million), which has been discounted using a credit adjusted risk free rate of 8.5%, of which $2.46 million of the reclamation obligation relates to the La Parrilla Silver Mine, $2.31 million of the obligation relates to the San Martín Silver Mine, and $2.51 million relates to the La Encantada Silver Mine. The present value of the reclamation liabilities may be subject to change based on management’s current estimates, changes in the remediation technology or changes to the applicable laws and regulations. Such changes will be recorded in the accounts of the Company as they occur.

The costs of performing the decommissioning and reclamation must be funded by the Company’s operations. These costs can be significant and are subject to change. The Company cannot predict what level of decommissioning and reclamation may be required in the future by regulators. If the Company is required to comply with significant additional regulations or if the actual cost of future decommissioning and reclamation is significantly higher than current estimates, this could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Obtaining Future Financing

The further development and exploration of mineral properties in which the Company holds interests or which the Company acquires may depend upon its ability to obtain financing through joint ventures, debt financing, equity financing or other means. There is no assurance that the Company will be successful in obtaining required financing as and when needed. Volatile precious metals markets may make it difficult or impossible for the Company to obtain debt financing or equity financing on favourable terms or at all. The Company currently has $32.2 million of cash in treasury. As a result of the $21,218,940 public offering mentioned above, and in addition to the Company’s ability to earn cash flow from its ongoing operations, the Company considers that it has sufficient capital to support its current operating requirements provided it can continue to generate cash from its operations and that its capital projects are not materially over their projected costs. There is a risk that commodity prices decline and that the Company is unable to continue generating sufficient cash flow from operations or that the Company requires significant additional cash to fund expansions and potential acquisitions. Failure to obtain additional financing on a timely basis may cause the Company to postpone acquisitions, major expansion and development plans, or reduce its operations.

Key Personnel

Recruiting and retaining qualified personnel is critical to First Majestic’s success. The number of persons skilled in mining, exploration and development of mining properties is limited and competition for such persons is intense. As First Majestic’s business activity grows, First Majestic will require additional key financial, administrative and mining personnel as well as additional operations staff. Although the Company believes it will be successful in attracting, training and retaining qualified personnel, there can be no assurance of such success. If the Company is not successful in attracting and training qualified personnel, the efficiency of First Majestic’s operations could be affected, which could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Factors Beyond the Company’s Control

There are also a number of factors beyond the Company’s control. These factors include government regulation, high levels of volatility in market prices, availability of markets, availability of adequate transportation and smelting facilities and the imposition of new or amendments to existing taxes and royalties. The effects of these factors cannot be accurately predicted.

Uninsured Risks

First Majestic’s mineral properties are subject to the risks normally inherent in mineral properties, including but not limited to environmental hazards, industrial accidents, flooding, periodic or seasonal interruptions due to climate and hazardous weather conditions and unusual or unexpected geological formations. Such risks could result in damages, delays and possible legal liability. The Company may become subject to liability for pollution and other hazards against which it cannot insure or against which it may elect not to insure due to high premium costs or other reasons. The payments for any such liabilities would reduce the funds available for exploration and development activities and may have a material impact on First Majestic’s financial position.

Foreign Operations

The Company’s mining, exploration and development projects are located in México. Such projects could be adversely affected by exchange controls, currency fluctuations, taxation and laws or policies of México or Canada affecting foreign trade, investment or taxation.

Changes in mining or investment policies or shifts in political attitude in México may adversely affect the Company’s business. Operations may be affected by governmental regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The effect, if any, of these factors cannot be accurately predicted.

Foreign Currency

The Company carries on its primary business activity outside of Canada. Accordingly, it is subject to the risks associated with the fluctuation of the rate of exchange of the Canadian dollar and foreign currencies, in particular the Mexican peso, the currency of México, and the United States dollar, the currency for calculating the Company’s sales of silver based on the world’s commodity markets. Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include: Mexican peso denominated cash and cash equivalents, accounts receivable, accounts payable, and investments in mining interests. Such currency fluctuations may materially affect the Company’s financial position and results of operations.

Title to Properties

Although the Company has obtained title opinions with respect to certain of its properties and has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impugned. Third parties may have valid claims underlying portions of the Company’s interest.

Property Interests

The La Parrilla Silver Mine consists of various option agreements pursuant to which the Company holds its rights and mineral claims in certain of adjacent properties which provide that the Company must make a series of cash payments related to some of the properties over certain time periods. If the Company fails to make such payments in a timely manner, the Company may lose selective interest in those properties. The payments consist of US$1,121,160 in fiscal 2009.

The option agreement relating to the Cuitaboca Silver Project pursuant to which the Company holds its rights in certain of the properties provide that the Company must make a series of cash payments over certain time periods. If the Company fails to make such payments in a timely manner, the Company may lose some or all of its interest in this project. The payments consist of US$525,000 in fiscal 2009 and US$1,050,000 in fiscal 2010 and beyond.

The option agreement relating to the Del Toro Silver Mine pursuant to which the Company holds its rights in certain of the properties provide that the Company must make a series of cash payments over certain time periods. If the Company fails to make such payments in a timely manner, the Company may lose some or all of its interest in this property. The payments consist of US$100,000 in fiscal 2009 and US$225,000 in fiscal 2010 and beyond.

Permits and Licenses

The operations of the Company may require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

Metal Prices

There are global economic factors beyond the control of the Company that may affect the marketability of minerals already discovered and minerals to be discovered. Metal prices have historically fluctuated widely and are affected by numerous factors beyond the Company’s control, including international, economic and political trends, expectations for inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and worldwide production levels. Movements in the spot price of silver have a direct and immediate impact on the Company’s income. The Company does not use other derivative instruments to hedge its commodity price risk. The effect of these factors cannot accurately be predicted.

Price Volatility of Other Commodities

The Company’s profitability is also affected by the market prices of commodities which are consumed or otherwise used in connection with the operations, such as diesel fuel, natural gas, electricity and cement. Prices of such commodities are also subject to volatile price movements over short periods of time and are affected by factors that are beyond the Company’s control.

Competition

The mining industry is highly competitive in all its phases. The Company competes with a number of companies which are more mature or in later stages of production. These companies may possess greater financial resources, more significant investments in capital equipment and mining infrastructure for the ongoing development, exploration and acquisition of mineral interests, as well as for the recruitment and retention of qualified employees.

Environmental Regulations

The Company’s operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibition of spills, release or emission of various substances related to mining industry operations, which could result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require submissions to and approval of environmental impact assessments. Environmental legislation is evolving in a manner, which means stricter standards and enforcement, and fines and penalties for non-compliance are becoming more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations. The Company intends to fully comply with all environmental regulations.

Conflicts of Interest

Certain directors of the Company are also directors or officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest, which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

History of Losses

The Company has a history of losses including a net loss of $5,144,784 for the year ended December 31, 2008. At December 31, 2008, the Company had an accumulated deficit of $39,476,883. The Company anticipates that its net losses will be reduced in 2009 as operating earnings from its mines increase due to the scaling up of operations. The Company is focusing its efforts on reducing its mine operating costs as well as its general and administrative costs as it attempts to achieve break even or profitable operations in the current year.

Shares Reserved for Future Issuance

There are stock options and share purchase warrants of the Company outstanding pursuant to which common shares may be issued in the future. Pursuant to the Arrangement between First Majestic and First Silver, there are also shares of First Silver that may be tendered for shares of First Majestic until September 14, 2012. As of the date of this AIF, there are 114,254 shares of First Silver outstanding that may be tendered for 57,127 shares of First Majestic. Options and share purchase warrants are likely to be exercised when the market price of the Company’s common shares exceeds the exercise price of such options or warrants. The exercise of such options or warrants and the subsequent resale of such common shares in the public market could adversely affect the prevailing market price and the Company’s ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional common shares and the Company may grant additional share purchase warrants and stock options. Any share issuances from the Company’s treasury will result in immediate dilution to existing shareholders.

Volatility of Share Price

The price of the shares of resource companies tends to be volatile. Fluctuations in the world price of precious metals and many other elements beyond the control of the Company could materially affect the price of the Company’s common shares.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business and value added tax and other receivables. The Company has smelting and refining agreements with four parties and and has lessened its dependency on the primary relationship its prior sole smelting relationship Payments are received from a small number of large customers, the receipts involve significant advance payments, scheduled final settlements, routine and received final receipts within sixty days of submission; therefore, the balance of overdue trade receivables owed to the Company in the ordinary course of business is not significant. The Company has a Mexican value added tax receivable of $6.1 million as at December 31, 2008, a significant portion of which is past due. The Company expects to recover the full amount. The Company believes it is not exposed to significant credit risk and overall the Company’s credit risk has not changed significantly from the prior year.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. The Company does not have any committed loan facilities to meet its business requirements. As at December 31, 2008, the Company has outstanding accounts payable and accrued liabilities of $17.3 million which are generally payable in 90 days or less.

On March 5, 2009, the Company completed a public offering with a syndicate of underwriters who purchased 8,487,576 units at an issue price of $2.50 per unit for gross proceeds to the Company of $21,218,940. Although the Company does not have a history of operating profits, the Company believes it has sufficient cash on hand to meet operating requirements as they arise.

The Company has an obligation regarding its purchase of First Silver Reserve (“FSR”) to make a final instalment payment of $13,341,380, due on May 30, 2008, and to make simple interest payments at 6% per annum, payable quarterly on the outstanding vendor balance. In November 2007, an action was commenced by the Company and FSR against the previous majority shareholder of FSR (“Majority Shareholder”), who was a previous director, President & Chief Executive Officer of FSR, and a company he controls, whereby the Company and FSR allege that while holding the positions of director, President and Chief Executive Officer of FSR, he engaged in a course of deceitful and dishonest conduct in breach of his fiduciary and statutory duties owed to FSR, which resulted in FSR not acquiring a mine. Management believes that there are substantial grounds to this claim, however, the outcome of this litigation is not presently determinable.

Pending resolution of the litigation set out above the Company has withheld payment of quarterly instalments of interest due on November 30, 2007, February 29, 2008 and May 30, 2008 totalling $598,857 to the previous Majority Shareholder, and has maintained a reserve of cash in the amount of such instalments. The Company has withheld payments of the final instalment and interest, combined to a total of $13,940,237 due May 30, 2008 until such litigation has been resolved, and such date is presently not determinable. The Company filed on July 22, 2008 an irrevocable Letter of Credit with the Supreme Court of British Columbia as security for this matter.

The Company has an ongoing vendor liability regarding its acquisition of the Quebradillas mine and capital lease obligations regarding outstanding lease payments for equipment the Company acquired in 2007 and 2008. The vendor liability for Quebradillas is $1,372,973 in intermittent payments throughout the 2009 year. The capital lease obligation amounts to $3,814,049 in principal and interest, payable in 24 monthly payments beginning in February 2009 and completing in January 2011.

Interest Rate Risk

The Company is exposed to interest rate risk on its short term investments. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.

The Company’s interest-bearing financial assets comprise cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time. The Company’s interest-bearing financial liabilities comprise fixed rate debt instruments and capital leases with terms to maturity ranging up to three years.

Future Exploration and Development Activities

Exploration and development of mineral properties involve significant financial risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling, constructing mining and processing facilities at a site, developing metallurgical processes and extracting precious metals from ore. The Company cannot ensure that its current exploration and development programs will result in profitable commercial mining operations. Also, substantial expenses may be incurred on exploration projects which are subsequently abandoned due to poor exploration results or the inability to define reserves which can be mined economically.

The economic feasibility of development projects is based upon many factors, including the accuracy of reserve estimates, metal recoveries; capital and operating costs; government regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting and environmental protection; and precious metal prices, which are highly volatile. Development projects are also subject to the successful completion of feasibility studies, issuance of necessary governmental permits and availability of adequate financing.

Development projects have no operating history upon which to base estimates of future cash flow. Estimates of Proven, Probable Reserves and Measured, Indicated and Inferred Resources are, to a large extent, based upon detailed geological and engineering analysis.

Mineral Projects

To satisfy the reporting requirements of National Instrument 51-102F2 with respect to the Company’s mineral projects, the Company has opted, as allowed by the Instrument, to reproduce the summaries from the technical reports on the respective material properties.

La Parrilla Silver Mine, México

The following summary is extracted from a technical report titled “Technical Report for the La Parrilla Silver Mine, Durango State, México” prepared by Richard Addison, P.E. and Leonel Lopez, C.P.G. of Pincock Allen & Holt (“PAH”) and dated February 16, 2009, as amended and restated on February 26, 2009. Mr. Addison and Mr. Lopez are independent Qualified Persons for the purposes of NI 43-101. The complete report can be viewed on SEDAR at www.sedar.com. The detailed disclosure contained in the above mentioned report is incorporated by reference into this AIF.

La Parrilla Silver Mine is owned and operated by First Majestic Plata, S.A. de C.V. (FMPlata) a wholly-owned indirect subsidiary of the Company through its Mexican holding company, Corporación First Majestic, S.A. de C.V. (“CFM”). La Parrilla Silver Mine was previously operated by First Majestic Resources México, S.A. de C.V.

La Parrilla Silver Mine consists of underground silver/lead/zinc mining operations, and cyanidation and flotation ore processing plant. La Parrilla was discovered in Colonial times (XVI – XVII centuries) and only developed from outcroppings by following mineralization on the structures, until high grade ore shoots were discovered and depleted at times of high prices of the metals.

FMPlata owns mining rights that cover 53,249.22 hectares (131,581.20 acres). The duration of the mineral rights concessions is 50 years, renewable over similar time periods.

La Parrilla mine consists of underground mine development that includes drifts, ramps, raises, stopes and other old workings along the S-SE-trending Los Rosarios system. This system consists of a 2-km-long mineralized structure that encloses numerous veins that branch out into veinlets and stockwork zones. The Los Rosarios system comprises La Rosa, Rosarios, La Blanca and San José mines and it intersects the NS-trending San Marcos vein. Other mineralized zones are located within the surrounding skarn zone of a regional diorite intrusive stock. These include Quebradillas, Protectora, San Nicolas, San José, Las Vacas, Santa Paula, etc.

Historical production records, plus surveys of old stopes within the La Parrilla district, suggest that approximately 1.37 million tonnes of silver ores were extracted from these mines at an estimated average grade of 310 g/tonne silver, 1.9 percent lead and 1.5 percent zinc. This estimate includes production by Mina Los Rosarios between 1978 and 1991, and the Company’s production from 2004 to September 30, 2008. The production amounts to 13.7 million ounces silver, 58.4 million pounds lead and 44.4 million pounds zinc.

FMPlata has developed an on-going aggressive exploration program that includes ramps, drifting and crosscutting into the old working areas of the Los Rosarios system. The exploration budget proposed for 2009 is US$5.18 million. It includes 97 drill holes totaling 17,200m, geophysical and geochemical surveying, and approximately 5,800m of drifting, crosscutting and ramps development. This program is based on the following premises:

  Prepare the La Parrilla operation with sufficient mineral reserves to sustain economic production throughout periods of low metals prices.
  Plan and develop systematic production and increase operating capacity.

  Recover oxides and sulfides mineralization, consolidating mining blocks, and increasing Reserves to support a reasonable production schedule.
  Support exploration activities for development, channel sampling and underground drilling.
  Carry out an aggressive exploration program including deep drilling from underground and surface sites.
  Focus exploration efforts on regional exploration targets.

PAH has reviewed the La Parrilla mine Reserve update of September 30, 2008, along with factors for mining dilution and recovery. In addition, the sampling methods, assaying procedures, compositing methods, data handling, cutoff grade application and grade calculations were reviewed. Several Reserve blocks were cross-checked to track data handling from the initial assays to the final tonnage and grade calculation to ensure that the stated methods and practices were observed.

The La Parrilla mine has estimated mineable Reserves for the following deposits:

  La Rosa
  Rosarios
  La Blanca
  San Marcos
  Quebradillas

The Proven ore category has been projected up to 20 metres from the drift sample data, while the Probable ore category is projected another 20 metres beyond the Proven ore. The total “in situ” diluted Proven and Probable Reserves at a minimum mining width of 2.00m, as reviewed by PAH, is 0.50 million tonnes of oxides and sulfides averaging 295 grams per tonne silver, 1.40 percent lead and 1.01 percent zinc, for a total of 4.8 million contained ounces of silver only; or 5.2 million ounces of silver equivalent with gold and lead credits.

Resource calculations by FMPlata at La Parrilla are based on projections of the mineralized zones in the underground mine workings, 20 metres beyond the areas of Reserves for the Measured Resources, and another 20 metres beyond the boundaries of the Measured Resources for the blocks of Indicated Resources. Inferred Resources are estimated by projecting up to 50 metres beyond the Indicated Resource block boundaries along mineralized structures, and another 20 metres beyond the blocks’ width. La Parrilla mineral resource estimates were applied mostly to diamond drilling intercepts, as well as to some adjacent blocks from the estimated reserves. The grade for these blocks is determined from the grade estimated for the drill hole intercepted grade and from the adjacent Reserve blocks, and sampling in mine workings and drill holes located within the block area.

The Measured and Indicated silver Resources, including oxides and sulfides mineralization, consist of 3.1 million tonnes averaging 255 grams per tonne silver, for a total content of 30.7 million ounces of silver equivalent inclusive of gold credit for oxides and lead and zinc credit for sulfides. The resources grade has been estimated “in situ” above cutoff grade, and the silver equivalent content is inclusive of gold credit in oxides, at 6 g/tonne silver, and inclusive of lead and zinc credit for sulfides, at 47 g/tonne silver and 30 g/tonne respectively, for sulfides. This estimate is based on sales and on the following prices: silver - US$12.00/oz, Au - US$708/oz, lead - US$0.75/lb and zinc – US$0.75/lb.

Table 1-1 presents a summary of the La Parrilla Proven and Probable Reserves and Measured and Indicated Resources, in addition to Inferred Resources at the bottom of the table. These Reserves and Resources are exclusive of each other category.

PAH has excluded the zinc mineralization from the Reserve Base. However, zinc may represent a significant value for the La Parrilla operation at better market conditions with higher prices and possibly lower smelter charges. In the current resource grade estimates, the zinc has been considered as part of the block’s grade, and estimated at a 70 percent metallurgical recovery included in the value for silver equivalent calculation.

These Resources are in addition to the previously reported Reserves.

Additional geologic potential exists within the area of La Parrilla to investigate additional targets. Direct exploration of geophysical anomalies may result in significant target zones for further exploration. The Company has determined anomalous areas of interest for further exploration investigations, which may represent concentrations of sulfides or other conductive minerals.

Other areas representing interesting geologic potential within the FMPlata holdings are the following:

  Quebradillas stockwork zone in outcroppings
  San José mine
  Sacramento
  Cerro Santiago
  Las Víboras
  San Marqueña
  Mina Santa Paula
  Cerro Santiago
  Santa Cruz
  La Protectora, etc.

TABLE 1-1
First Majestic Silver Corp.
First Majestic Plata, S.A. de C.V.
La Parrilla Silver Mine

Mineral Reserves and Resources Prepared by FMPlata, Reviewed by PAH as of September 30, 2008

CATEGORY	Mineralization	Metric	Width	Au	Ag	Pb	Zn	Contained Metal
	Type	Tonnes	Meters	g/tonne	g/tonne	%	%	Ag (only) oz	Ag eq oz
MINERAL RESERVES
Total Proven	Oxides	127,778	3.09		301			1,235,695	1,260,344
Total Proven	Sulfides	160,690	2.72		302	1.36	0.93	1,561,792	1,804,608
PROVEN	Oxides plus Sulfides	288,468	2.88		302	1.36	0.93	2,797,487	3,064,952
Total Probable	Oxides	112,391	3.11		283			1,023,170	1,044,851
Total Probable	Sulfides	104,669	2.78		291	1.45	1.12	978,988	1,137,152
PROBABLE	Oxides plus Sulfides	217,060	2.95		287	1.45	1.12	2,002,158	2,182,002

PROVEN PLUS PROBABLE	Oxides plus Sulfides	505,528	2.91		295	1.40	1.01	4,799,645	5,246,954

MINERAL RESOURCES
Total Measured	Oxides	554,630	4.42	0.15	320			5,702,839	5,809,830
Total Measured	Sulfides	1,640,818	6.58	0.08	245	2.59	4.54	12,934,778	16,996,798
MEASURED	Oxides plus Sulfides	2,195,448	6.04	0.10	264	2.59	4.54	18,637,618	22,806,628
Total Indicated	Oxides	428,445	3.06	0.22	298			4,107,289	4,189,938
Total Indicated	Sulfides	433,043	4.59	0.05	192	3.46	6.07	2,678,396	3,750,441
INDICATED	Oxides plus Sulfides	861,488	3.83	0.13	245	3.46	6.07	6,785,685	7,940,379

MEASURED PLUS INDICATED (8)	Oxides plus Sulfides	3,100,000	5.41	0.11	255	2.84	4.97	25,400,000	30,700,000

INFERRED RESOURCES
Total Inferred (6)	Oxides	4,600,000	3.37	0.03	162	0.01	0.00	23,900,000	24,800,000
Total Inferred	Sulfides	3,400,000	4.86	0.12	179	2.05	3.51	20,000,000	28,000,000
INFERRED RESOURCES (8)	Oxides plus Sulfides	8,000,000	4.00	0.07	169	0.87	1.49	43,900,000	52,800,000

(1)	Estimates by First Majestic Plata, reviewed by PAH. Estimates based on Minimum Mining Width >2.00m. No mine recovery included.
(2)	Silver equivalent based on sales. Prices used for evaluation: Ag - $12/oz; Au - $708/oz; Pb - $0.75/lb; Zn - $0.75/lb.
(3)	Oxides Ag equivalent includes gold credit based on FMPlata sales. Au Credit = 6 g/tonne Ag.
(4)	Sulfides Ag equivalent includes Pb credit = 47 g/tonne Ag. Zinc is considered at 70% met. recovery = 30 g/tonne Ag.
(5)	Cut Off Grade estimated as 184 g/tonne Ag net of Au credit in oxide ores; and 246 g/tonne Ag net of Pb credit in sulfide ores. Zinc not considered in COG estimates.
(6)	Preliminary Quebradillas Block Model estimate at COG>50 g/tonne Ag.
(7)	Reserves and resources in this report are exclusive of each other.
(8)	Rounded figures.

Additional Inferred Resources have been projected in Rosarios, Quebradillas, and San Marcos zones.

The Company operates three mines in La Parrilla area. The Rosa/Rosario and La Blanca, the San Marcos, and Quebradillas operations, all are separate mines within an area of about 10 km2. The production from the mines during 2008 has been about 143,838 tonnes at an average grade of 213 g/tonne silver. This production includes about 24,000 tonnes of ore extracted from development workings. Oxide ore mined was about 82,419 tonnes, while sulfide ore mined was about 61,419 tonnes.

The La Parrilla processing plant has both an oxide recovery circuit and sulfide recovery circuit; therefore both Doré metal bars and flotation concentrates are produced. Products are marketed to Met-Mex Peñoles’ smelter and refineries, located in Torreón, Coahuila. The tonnes milled during the first 9 months of 2008 totaled 143,838 tonnes. Silver production for the first 9 months was about 731,259 equivalent ounces of silver. The Company’s 5-Year Plans requires improvements in production rates, ore head grades and mill recoveries to achieve about 1.94 million ounces of silver equivalent production per year by the end of 2009.

Mining is semi mechanized with trackless loading and hauling. Some drilling is done with a 2-boom and 1-boom electro-hydraulic drill jumbo, but most development and production drilling is accomplished with hand-held jackleg drills. The principal stoping method for the near-vertical veins of La Parrilla is overhand cut and fill, with backfill mainly obtained from development waste. However, the operators are currently experimenting with long-hole open stoping. Drifting and ramping is all trackless, and at times old drifts and other workings that are used in the modern La Parrilla operations are slashed out to accommodate the trackless equipment. Raising is mainly done conventionally as “bald-headed raises,” but some major raises, ventilation, orepasses, etc, are done with contracted raise boring equipment.

The mines are dry and very little water handling is required. Ventilation is primarily by natural flow, and the operators are in the process of boring exhaust ventilation raises for the mines. Compressed air is provided from surface compressor stations in all three operations.

The ore processing plant at La Parrilla processes both oxide and sulfide silver ore in two separate parallel circuits. The oxide circuit has a process capacity of 420 tonnes per day of which during 2008, an average of 300 tonnes per day of ore from La Parrilla containing 211 grams per tonne of silver and recovers about 65 percent of the contained silver as silver bars. The sulfide circuit has a 420 tonnes per day capacity of which during 2008 an of average of 230 tonnes per day of ore were from La Parrilla containing about 218 grams per tonne silver and 2.0 percent lead and recovers about 65 percent of the silver and about 55 percent of the lead into a concentrate containing about 4.0 kilograms per tonne silver and 28 percent lead.

The plant was extensively expanded and modified in 2006 to allow processing of both oxide and sulfide ore at a rate of 420 tonnes per day each. Metal recoveries are expected to gradually rise to 70 percent, and may, perhaps, improve further as the mineral processed is extracted from other areas of the mine outside of the transition zone. In addition to the plant, the tailing containment area with 10 years of life has been built.

Infrastructure for the operation is well established with adequate roads, buildings and utility systems. Power and water supply systems were expanded in 2006 to mine and process ore at a higher rate than in the past.

The Company applied for modifications to the previous operating permits (“Permiso Unico Ambiental”) to accommodate the expansion for the processing plant installations. This was granted on March 23, 2006.

The mine operations are contracted to outside contractors, and surface ore and waste haulage is also contracted. The administration, beneficiation plant and ancillary functions are all accomplished with company personnel. The total personnel on site at the end of September 2008 totaled 509 people of which 458 were outside contractors. The overall efficiencies achieved to date (September 30) in 2008 were about 1.1 tonnes per man-shift, while that for the mine operation only, were about 2.3 tonnes per man-shift.

Site operating costs have averaged about US$47 per tonne mined and milled for the nine-month period of 2008. The all-in costs including mining, milling and downstream processing have averaged about US$50 per tonne for oxides and US$67 per tonne for sulfides. The mining costs were an average of about US$18 per tonne, milling costs were about US$24 for oxide ores and US$21 for sulfide ores per tonne and site G&A costs averaged about US$6.30 per tonne. A summary of the 2008 operating costs is shown in Table 1-2.

TABLE 1-2
First Majestic Silver Corp.
First Majestic Plata, S.A. de C.V.
La Parrilla Silver Mine
Summary of Operating Costs

	Type of Ore
Concept Area	Oxides	Sulfides
Mine	18.50	17.52
Mill	23.50	20.81
Site G&A	6.32	6.32
Marketing, SR, Freights, etc.	1.55	22.29
Total OC for Cutoff	$49.87	$66.94

Capital expenditures are estimated at about US$6.8 million in 2008, including US$3.2 million for exploration and mine development. Projected capital expenditures budgets decrease to US$3.9 million in 2009 and are at about US$2.9 million per year for the remaining three years of the 5-Year Plan. The detail of the capital costs is found in Table 1-3.

An economic analysis of the project, at a discount rate of 10 percent, resulted in a net present value of US$13.65 million with an Internal Rate of Return of 205 percent. These values show La Parrilla’s current conditions, which are based on mining lower tonnage at lower grades due to mine preparation developments, and lower metallurgical recoveries due to processing ores from the oxides/sulfides transition zone.

TABLE 1-3
First Majestic Silver Corp
First Majestic Plata, S.A de C.V.
La Parrilla Silver Mine
Projected Capital Expenditures, 2009 through 2013 ($U.S.)

AREA	2008	2009	2010	2011	2012	2013	TOTALS
Mine
Exploration	5,103,135	600,000	600,000	600,000	600,000	600,000	8,103,135
Mine Development	3,725,198	1,800,000	1,800,000	1,800,000	1,800,000	1,800,000	12,725,198
Mine Equipment and Other	2,372,080	525,000	525,000	530,000	530,000	530,000	5,012,080
Sub-total	11,200,413	2,925,000	2,925,000	2,930,000	2,930,000	2,930,000	25,840,413
Plant
Equipment & Installations	980,202						980,202
Sub-total	980,202						980,202
Other G&A, Infrastructure
Equipment & Installations	733,821	62,216	62,216	7216	7216	7216	879,901
Grupo México Inc. VAT		912,233					912,233
Sub-total	733,821	974,449	62,216	7216	7216	7216	1,792,134
TOTALS	12,914,436	3,899,449	2,987,216	2,937,216	2,937,216	2,937,216	28,612,749

These conditions are also affected by high capital and operating costs generated by equipment acquisitions, an aggressive exploration program and mine preparation investments.

San Martín Silver Mine, México

The following summary is extracted from a technical report titled “Technical Report for the San Martín Silver Mine, State of Jalisco, México” prepared by Richard Addison, P.E. and Leonel Lopez, C.P.G. of PAH and dated January 15, 2009, as amended and restated on February 26, 2009. Mr. Addison and Mr. Lopez are independent Qualified Persons for the purposes of NI 43-101. The complete report can be viewed on SEDAR at www.sedar.com. The detailed disclosure contained in the above mentioned report is incorporated by reference into this AIF.

Ownership

Minera El Pilón S.A. de C.V. (El Pilón) is a wholly owned indirect subsidiary of the Company, through its Mexican holding company, CFM. El Pilón corporate offices are located in Durango city and operates the San Martín underground silver mine and ore processing facility near the town of San Martín de Bolaños in the State of Jalisco. Oxidized ore is being mined primarily from the Zuloaga vein and from the adjacent La Blanca, Rosario and Cinco Señores Veins. Exploration is on-going on these vein structures, on other sub-parallel, crossing veins and in a recently identified cymoid structure of the Zuloaga vein at the Ballenas level, in the blocks 5,400 and 5,550, as well as on the Rosario-Condesa vein system. Primary mineralization in sulfides with lead, zinc and copper occurs at the deepest levels, San Juan and San Carlos of the Zuloaga vein. The Company has withheld investigations and development of the sulfides mineralization due to currently low metal prices.

El Pilón holds 31 contiguous mining concessions in the San Martín de Bolaños mining district that cover mineral rights for 7,841 hectares.

Geology and Mineralization

The project area lies in the southern part of the Sierra Madre Occidental, an extensive volcanic terrain starting near the United States-Mexican border and trending southeast into the states of Zacatecas and Jalisco. The terrain is characterized by Tertiary age volcanic rocks that have been divided into a lower andesitic sequence of early Tertiary age (40 to 70 million years) and an upper rhyolitic sequence of middle Tertiary age (20 to 40 million years). Volcanism, structural development and mineralization in the San Martín area occurred during late Miocene, resulting in a complex geologic framework, (Starling, 2001). Two distinct features have been recognized by different authors, the pre and post mineralization rock formations, and the indicator Guásima Formation.

The mine has been developed on the Zuloaga vein, which has by far been the most extensively developed vein in the district, having accounted for about one-half of the silver production in the district. Production also occurs from the La Blanca vein, a vertical split off of the Zuloaga vein. The Zuloaga vein occurs along an east-west trending normal fault zone that dips an average 75 degrees to the north, with the hanging wall of the fault down-dropped 100 to 200 metres relative to the footwall. The vein has been identified over a strike length of 3 kilometers, with a developed vertical extent of about 350 metres. El Pilón is developing exploration and rehabilitation of workings along crosscutting veins to the Zuloaga structure, at the Rebaje 40 Oriente on the Cangrejos Level, and at the Rebaje 1100 on the Ballenas Level; in both cases NS veins intersecting the Zuloaga vein show high grade mineralization in widths of up to 10 metres to the hanging wall of previously mined narrow structures. Recent the Company exploration works have identified a Cymoidal structure of the Zuloaga vein at the mine levels 5,400 to 5,550 and it is preparing access and drilling to evaluate its potential.

La Blanca vein is a near-vertical split off of the Zuloaga vein that cuts upward through the Zuloaga hanging wall. La Blanca vein is typically irregular and narrow, but where mineralized, has higher silver and zinc grades.

Two additional veins, the Condesa and Rosario, occur to the southwest and have northwest trends. Access to these veins is from the town of San Martín via an 11.4 kilometer gravel road. The Condesa structure strikes N 40° W and dips 81° SW. The Condesa workings show mineralization over 150 metres along strike, with mineralized zone ranging from 1.5 to 2.0 metres in width and occurring in a quartz-cemented andesitic breccia. The Rosario mine is located within the Santa Rosa arroyo at an elevation of 1,600 metres. The Rosario mine is 11.7 kilometers from the town of San Martín on the same gravel road leading to the Condesa mine. These vein trends intersect the Zuloaga vein in an area below mineralized surface outcrops of the vein and represent a potential exploration target.

Exploration and Project Data

Exploration potential for finding and developing new resources/reserves in the San Martín district appears to be promising. Ore bodies in the mine are typically indicated at depth beneath zones of alteration on the surface expression of the Zuloaga vein. The Zuloaga vein projections from developed mine levels towards its outcropping is under development, since it may hold a significant amount of oxides mineralization. Access to the zone is difficult due to topographic constrains; however, the Company is developing access from the La Escondida level, at the Pinolea level. The vein outcroppings show alteration zones that may be correlated to indicate ore concentrations in the upper portion of the Zuloaga vein.

Direct exploration development is integrated into the mine preparation programs, and for vein deposits this has proven to be the most effective method of exploration. For the year 2007, El Pilón’s drilling program completed 3,900 metres from underground access, while for the year 2008, the program of exploration included drilling 15,719 metres from underground workings, in addition to about 3,770 metres of underground development in drifts and crosscuts for exploration and drill site access.

The 2009 drilling program designed for the San Martín mine includes 93 drill holes to explore the La Escondida level, Rosario, Condesa, Providencia, La Esperanza, Cymoid and other areas below the known ore shoots on the Zuloaga vein. These 93 drill holes with a total of 13,400 metres are directed to investigate areas of resources with the objective to increase reserves, and if it is successful, the program should result in additional resources for the mine. Due to market conditions at the date hereof, the Company has delayed this program; however, the estimated investment of drilling from underground workings, should they proceed, is US$1.80 million.

Exploration sampling for reserve delineation in the San Martín mine is conducted by drifting along the mineralized zone so that channel samples can be taken and diamond drilling can be conducted. Channel samples are the primary means of sampling in the mine and are taken perpendicular to the vein structure, across the back of the drift. Sampling crews take channel samples at irregular intervals, typically with one sample every 2 to 3.5 metres along new openings (drifts, crosscuts, ramps, stopes, etc.) and every day from stope development muck piles.

Core drilling is conducted locally to test the upward and downward projections of the structural zone at a distance from the drifts. Core samples are BQ size, 36 millimeters in diameter, and holes are reportedly of generally good recovery (90 percent), with the remaining bad ground having modest recovery (50 to 60 percent).

Channel, exploration, mine development and production, and plant samples are sent to San Martín’s on site laboratory for chemical analysis of silver and gold. In more recent years additional analyses by atomic absorption for lead and zinc in geology samples have become routine. To evaluate sample quality control, the Company performs multiple assays, up to three times on some samples, and periodic check analyses on samples. Since 2004, the San Martín mine has sent about 10 pulp samples each month to ALS Chemex Laboratories, amount of duplicate samples to SGS Labs in Guadalajara city, for duplicate analysis, obtaining good correlation in silver values and poor correlation in gold assays. The latter may be a consequence of the very low gold content of the samples.

Mining Methods

Current mine production has been averaging about 775 tonnes per day (tpd) from stopes located on La Escondida, San José, Ballenas, Congrejos, San Pablo, San Juan, Santa Elena, and San Carlos levels. Underground drilling is performed using jackleg drills, and blasting is accomplished with ANFO explosives. Underground loading and haulage is performed with 2 cy, 3 cy and 5 cy LHD's (scooptrams) and 10 to 13 tonne-capacity trucks. Opening sizes are driven at 4.0 metres by 3.5 metres. Ramp inclinations are generally limited to about 12 percent. Typically, the total advance for drifting, ramping and raising is about 550 metres per month. The average productivity in headings is 0.7 metres per manshift, which is in the normal range for this type of development.

Mechanized, cut and fill stopes now account for 100 percent of the production, and these are developed either directly on the vein or by first driving a drift on the vein and then driving a parallel drift about 8 metres away, leaving a pillar between the drifts. Crosscuts are then driven about every 10 metres from the parallel drift through the pillar to the vein for ore extraction. Raises are driven as needed to provide access, services and ventilation.

Ore is trammed to the surface with LHD’s or low-profile dump trucks and stockpiled at surface dump sites. On the surface, the ore is loaded from stockpiles into 22-tonne trucks for transport to the mill some 13 kilometers away over a gravel road. The ore haulage from the mine to the mill is performed by a contractor.

Processing Facilities

The San Martín processing plant has been in operation since 1983 at an increasing capacity that has reached 750 tonnes per day and is currently being expanded to 1000 tonnes per day. Silver ore is processed by conventional cyanidation, using agitation in tanks, counter-current decantation (CCD) thickening, and precipitation of the dissolved silver and gold by cementation with zinc dust in the Merrill-Crow process. The precipitate is then smelted to produce Doré for shipment to commercial refineries. In addition to the cyanidation system, the plant also produces a gravity concentrate which is sold to a smelter; the gravity system recovers about 1 percent of the silver and 3 percent of the gold in the ore. Since 1983, the San Martín mine has produced more than 33.3 million ounces of silver together with small amounts of gold.

Plant statistics indicate that during the first three quarters of 2008 plant feed rock (a combination of mine ore and fines screened from waste dumps) averaged 131 g/t silver and about 0.23 g/t gold. Silver and gold recovery into Doré and gravity concentrates for the first three quarters of 2008 were 76.39 and 54.91 percent, respectively. The Company built a 500 tpd flotation circuit which was commissioned during the year and is not currently in operation due to the low lead and zinc market prices and higher smelter costs.

Mineral Reserves/Resources

The San Martín mine uses conventional, manual methods, assisted by computer databases, to calculate the tonnage and average grades of the mineable reserves. Reserves are calculated annually, at the end of each calendar year. For their report, PAH reviewed the reserve dated September 30, 2008 (referred to subsequently as the September 30, 2008 Reserve).

Table 2-1 shows a summary of Mineral Reserves and Resources for the San Martín Silver Mine to September 30, 2008.

Reserve Estimates

Reserve blocks have been defined at the various drift levels in the mine where sampling has found economically mineable mineralization within the Zuloaga, La Blanca and two NS newly-accessed veins. The reserve tonnage and grade are based largely on channel samples, locally with some influence from drill core samples. Reserve blocks range from 10 to 50 metres in length along the vein trend, with proven reserve blocks projected up to 25 metres from the drift in which the channel samples were taken, and probable blocks extending another 25 metres beyond the proven blocks.

For the present (September 30, 2008) mineable reserve, PAH’s economic breakeven cutoff grade calculation was based (Gag), solely on a projected US$12.00 per ounce for silver, and the total 2008 operating cost and process recoveries as follows:

GAg = US$43.09/( $12.00 x 0.775 X 0.99 ) = 4.68 oz/tonne or 146 g Ag/tonne

All 2007 and 2008 production has come from the mechanized cut and fill mining.

The gold contained in Doré and concentrates was 19,770 grams (635 ounces), which would indicate a recovered grade of about 0.14 g/t. For each ounce of silver paid there were 0.001 ounces of gold paid (635 ounces gold/724,239 ounces silver). At a gold price of US$708/oz, this represents a contribution of US$0.62 per ounce of silver.

TABLE 2.1
First Majestic Silver Corp.
Minera El Pilón, S.A. de C.V.
San Martín Silver Mine
Mineral Reserves Prepared by FMS, Reviewed by PAH as of September 30, 2008

CATEGORY	Mineralization	Metric	Width	Ag	Pb	Zn	METAL CONTAINED
Proven Reserves	Type	Tonnes	m	g/tonne	%	%	Silver (Only) oz.	Siver eq. oz.
SUBTOTAL - 1	Oxides	527,373	2.72	273			4,636,211	4,805,765
Probable Reserves
SUBTOTAL - 2	Oxides	243,091	2.56	276			2,154,571	2,232,727
Proven and Probable Reserves							6,790,782
TOTAL	Oxides	770,464	2.67	274			6,790,782	7,038,492
Mineral Resources
Measured Resources
SUBTOTAL - 3	Oxides	122,404	4.95	233			915,774	955,128
SUBTOTAL - 4	Sulfides	415,771	3.23	97	0.87	2.07	1,292,213	1,292,213
Indicated Resources
SUBTOTAL - 5	Oxides	294,361	4.49	288			2,729,201	2,823,840
SUBTOTAL - 6	Sulfides	670,684	4.95	116	0.94	1.64	2,498,639	2,498,639
Measured and Indicated Resources
TOTAL	Oxides plus Sulfides	1,503,220	4.38	154	0.91	1.80	7,435,827	7,569,820
Proven and Probable Reserves plus Measured and Indicated Resources.
TOTAL RESERVES AND RESOURCES	Oxides plus Sulfides	2,273,684	3.80	195	0.91	1.80	14,226,609	14,608,312

(1)	Estimated Reserves are exclusive of Resources.
(2)	Cut Off estimates as 146 g/tonne Ag for mined oxides, and 87 g/tonne Ag for dump recovered oxides; Ageq=Au/Pb credits = 10g/tonne Ag.
(3)	Metal prices at $708/oz-Au, $12.00/oz-Ag, $0.75/lb-Pb, $0.50/lb-Zn.
(4)	Mine dilution is included at a minimum mining width of 2.00m. Estimates do not include mining recovery.
(5)	Base metals, Lead and Zinc are not recovered due to low market prices.

Inferred Resources
Inferred Resources
TOTAL (6)	Oxides plus Sulfides	8,200,000	5.34	185	1.40	1.60	48,900,000	50,000,000

(1)	Estimated Reserves are exclusive of Resources.
(2)	Inferred Resources are speculative in nature and may not become Reserves.
(3)	Metal prices at $708/oz-Au, $12.00/oz-Ag, $0.75/lb-Pb, $0.50/lb-Zn.
(4)	Mine dilution is included at a minimum mining width of 2.00m. Estimates do not include mining recovery.
(5)	Base metals, Lead and Zinc are not recovered due to low market prices.
(6)	Rounded figures.

In addition to the Doré sales, a gravity concentrate is produced. During 2008, 43.6 tonnes of concentrate were sold that contained 4,400 kilograms (9,698 lbs) of lead in the concentrates. For each ounce of silver sold, approximately 0.013 kilograms (0.03 lbs) of lead were sold. At US$0.75/lb of lead, this contributes another US$0.02 per ounce of silver.

This would indicate a total contribution of gold and lead of US$0.64 per ounce of silver.

The silver equivalent breakeven cutoff grade (GAg eq), considering the gold/lead contribution, converted to an equivalent silver grade, would be as follows. Since the metal quantities and values shown in the gold/lead contribution include process recoveries, they are not repeated in the cutoff estimation.

GAg eq = US$43.09/((US$12.00 x0.775 X 0.99) + US$0.64)) = 4.38 oz Ag eq./tonne, or about 136 grams Ag eq/tonne.

Most of the January through September 2008 production has been derived from the mechanized cut and fill mining of oxide ores, however, a small amount was obtained from the recovery of old dumps at the mine site. Possible resources of dump material remain, and PAH also calculated a cutoff grade for this material as follows:

CAg = US$25.63/(US$ 12.00 X 0.775 X 0.99) = 2.78 oz Ag/tonne or 87 g Ag/tonne

Milled oxide ore production for the first 9 months of 2008 was 145,592 tonnes, at an average grade of 131 g Ag/t, and 0.25 g Au/t. Milling of oxide ore from the underground mine totaled 132,043 tonnes at an average grade of 133 g/t silver, and that from the mine dump recovery totaled 13,549 tonnes at an average grade of 111 g/t silver. Gold is present in payable quantities in many areas and lead in some. In the cutoff grade calculation the small gold and lead credits are already included as an operating cost deduction.

There was a significant tonnage of sulfide material (57,072 tonnes) extracted from the mine and transported to the mill patios during the first 9 months of 2008, however, only small amounts of this material were processed in the new flotation plant, as test material. The sulfide material remains stockpiled on the mill patios and will not be processed until market conditions improve for lead and zinc, nor will any additional sulfides be extracted from the mine. In view of the foregoing, PAH has not calculated a cutoff grade for San Martín sulfide material.

From the 145,592 tonnes of production, the silver sold in Doré and concentrates during the first 9 months of 2008 was 22.5 million grams (724,239 ozs.). The gold sold in Doré and concentrates during the 9-month period of 2008 was 19,770 grams (635 ounces). The estimated process recovery for gold was 55.4 percent. For each ounce of silver paid there were 0.001 ounces of gold paid (635 ounces Au/ 724,239 oz. silver). At a gold price of US$708/oz, this represents a contribution of US$0.62 per ounce of silver.

In addition to the Doré sales, a gravity concentrate is produced. During 2008, 43.6 tonnes of gravity concentrates were sold that contained silver, gold and lead values, and the payable lead content was approximately 4,400 kilos of lead. For each ounce of silver sold, approximately 0.01 kilograms (0.02 lbs) of lead were sold. At a price of US$0.75/lb of lead, this contributes another US$0.02 per ounce of silver.

This would indicate a total contribution of gold and lead of US$0.64 per ounce of silver, which have been included as a by-product credit to operating costs.

This cutoff estimate was the basis that PAH used to calculate the September 2008 Reserves. The PAH report notes that that the reserve is in addition to the material considered as resources.

Resource Estimates

The resource calculations by the Company are based on projections of the mineralized zones of 50 metres beyond the areas of the reserves for the measured resources, and another 50 metres beyond the boundaries of the measured resources for the blocks of indicated resources. The grade for these blocks is determined from the grade estimated for the adjacent reserve blocks, and sampling in mine workings and drill holes located within the block area.

In addition to the reserves, the Company has estimated resources in blocks along the Zuloaga, La Blanca, Plomosa – Rosario, and Rosario – Condesa veins, and in two other NS newly accessed veins that cross the main mineralized structure. These blocks were estimated in the same manner as that described previously for the reserve blocks, with the additional calculation of lead and zinc assays where they are available. During the period of 2006, the San Martín generated production of lead and gold in gravity concentrates adding some contributions for these metals to the silver recovery and sales. The estimated contribution for these metals was approximately 8 percent for the year; therefore, it is reasonable to add that value to the estimated silver grade, but with no additional contribution of zinc.

The Company’s estimated resource blocks do not include the estimated reserve blocks since these have been projected at distances that are adjacent and beyond the reserve blocks boundaries.

Mineral resources do not include development details for underground mine accessibility and mine planning; therefore, in PAH’s opinion these resources are appropriately reported as resources, with estimated tonnage and grade calculated from available data on an “in-situ” basis.

Based on these assumptions, and in the mine’s silver COG, PAH reviewed the Company’s estimates, resulting in measured and indicated resources of silver equivalent, which includes credit for lead and gold at projected prices for silver of US$12/oz, for lead of US$0.75/lb and for zinc of US$0.50/lb, which equates to about 10 grams of silver per tonne of ore. These estimates do not take in consideration mine dilution nor mine and metallurgical recoveries, or S&R charges. The resources are estimated as “In Situ” material as shown in Table 2-1. At the current rate of San Martín’s production, the resources may add about five more years of life to the mine, with additional potential of inferred resources.

The mineral resources estimated by the Company and reviewed by PAH are presented in Table 2-1. These resources are in addition to the previously reported reserve.

Environmental

The San Martín mine has been operating since 1983 with the necessary land-use and water extraction permits in effect for the operation. El Pilón has purchased the land surface rights where the mine and plant installations are located to better manage the property. Through the years and changes in regulatory framework, El Pilón has been required to update the necessary operation permits.

PAH’s environmental and safety review consisted of discussions with site management and supervision Ing. Juan Francisco Díaz de León V., Mine Manager of Security and Environmental, and the site visit to observe the current site safety and environmental conditions and to identify any potential liabilities having significant economic impacts. PAH’s assessment is not intended as an environmental and safety compliance audit, although prudent practices were considered in our review. In PAH’s opinion, the San Martín mine is in compliance with the required permits and authorizations.

Periodic regulatory inspections of the site by Secretaria de Medio Ambiente Recursos Naturales y Pesca (SEMARNAP) and the Mines Department are being performed to observe compliance. PAH has reviewed permits and authorizations for the San Martín operation and believes it is in compliance with applicable regulations and obtains permits as required.

Conclusions

The San Martín Silver Mine is a modest-sized underground operation that has utilized used equipment, whenever possible, and expensed its replacement equipment to a large extent. However, according to a new the Company policy, new equipment has been purchased as part of the capital expenditure program. This program of equipment replacement by the Company has been in place for the last two years, including 7 scoop trams, 5 underground trucks and 1 jumbo.

Capital forecast for San Martín during the last quarter of 2008 and 2009 is presented in Table 25-9 of the Technical Report for the San Martín Silver Mine and totals US$1.6 million and US$2.1 million. An amount of US$150,000 has been estimated for portal closures (ten at US$10,000 each) and for tailings pond reclamation. Salvage of plant equipment is forecast to just equal dismantling.

A summary of production including oxides and sulfides is presented in Table 2-2. Production costs for the mine in January to September, 2008 are provided in Table 25-6 of the Technical Report for the San Martín Mine, based on mine accounting records. A total of US$7.9 million was expended during the 9-months period to produce roughly 184,440 tonnes of ore, containing saleable silver amounting to 796,524 ounces. On a unit basis, cash production costs were US$40.87/tonne of ore, and US$10.40/oz of silver produced. Unit costs of US$41.30/tonne of ore are projected for the rest of 2008 and subsequent years.

TABLE 2-2
First Majestic Silver Corp.
Cia. Minera El Pilón, S.A. de C.V.
San Martín Silver Mine
Summary of Economic Analysis - Sensitivity

Case	Discount	NPV, US$ M
Base	12%	15.00
Increase Silver price	10%	18.60
Decrease Silver price	10%	11.60
Increase Operating costs	10%	13.40
Decrease Operating costs	10%	16.80
Increase Capital costs	10%	14.80
Decrease Capital costs	10%	15.30

A simplified cash flow forecast has been prepared and is presented as Table 25-10 of the Technical Report for the San Martín Silver Mine. The economics covers the period through December 2011, at which time the known proven/probable reserves will be exhausted. In the interim, of course, it is expected that underground exploration will be advanced through both diamond drilling and drifting, and that reserves may continually be added over time from the resource base of the mine. The Company has allocated a high capital investment for San Martín to develop reserves and extend the mine life.

Basic premises for the cash flow involve silver prices, which are taken at US$12/ounce for 2008, 2009 and 2010 and US$13/ounce thereafter. Gold sales are presented at a percentage of silver revenues and are predicated on historical returns in the past. Operating costs and expenses are projected to be decreased by 24 percent annually. Reclamation expenditures are considered spent in the remaining months of 2008. It can be seen from the table that a net present value for the project at a 12-percent discount rate is approximately US$15.00 million.

The operation exhibits the greatest sensitivity to metal prices, followed by operating costs, and finally by capital costs. Any variances in grade or metallurgical recovery will be equivalent to similar changes in metal prices, since all three factors impact the revenue stream equally. In all modeled cases, however, the San Martín mine shows positive economics as measured by a cash flow exercise, and thus the postulated reserve position is accepted.

La Encantada Silver Mine, México

The following summary is extracted from a technical report titled “Technical Report for the La Encantada Silver Mine, Coahuila State, México” prepared by Richard Addison, P.E. and Leonel Lopez, C.P.G. of PAH dated January 12, 2009, as amended and restated on February 26, 2009. Mr. Addison and Mr. Lopez are independent Qualified Persons for the purposes of NI 43-101. The complete report can be viewed on SEDAR at www.sedar.com. The detailed disclosure contained in the above mentioned report is incorporated by reference into this AIF.

La Encantada Silver Mine is owned and operated by Minera La Encantada, S.A. de C.V., wholly-owned indirect Mexican subsidiary of the Company, through its Mexican holding company, CFM. La Encantada Silver Mine consists of an industrial complex that includes underground silver/lead/zinc mining, a flotation ore processing plant, water wells and pipeline, airport, housing, camp facilities and a new cyanidation plant under construction to process silver tailings. The La Encantada mine was operated by Peñoles for a period of about 25 years, until June 2002. Desmín leased the property from Peñoles and operated the mine and processing plant from July 1, 2004 until November 1, 2006 when Desmín was acquired by the Company. During January to September, 2008 the Company has mined out 178,480 tonnes at an average grade of 297 g/tonne silver and 2.29 percent lead.

The Company owns mining rights that cover 2,237 hectares (5,227 acres) within 18 titled concessions and 3 approved claim applications, in addition to 2 other applications under review by the Mines Department. Minera La Encantada has acquired, from the Ejido Tenochtitlán, Municipality of Ocampo, under expropriation regulations, surface land ownership of 1,343 hectares (3,319 acres) where mine, plant, housing, camp and associated facilities are installed. It also owns the surface rights, installations and water rights for two water wells at El Granizo, which supply La Encantada water needs.

Estimated proven and probable reserves and measured and indicated resources for La Encantada, as of September 30, 2008, are presented in Table 3-1. These include proven and probable reserves of 5.2 million tonnes at 208 g/tonne (6.7 oz) silver, and 2.42 percent (53 lb/tonne) lead, for a total contained silver equivalent, inclusive of lead credit, of 35.5 million ounces. These reserves include 4 million tonnes of tailings at an average grade of 168 g/tonne silver, estimated at a Cut-off Grade of 111 g/tonne silver.

La Encantada reserves have been estimated at a Cutoff Grade of 250 g/tonne silver only and 228 g/tonne silver equivalent net of lead credit. The La Encantada proven and probable reserves in hard rock include 1.2 million tonnes at an average grade of 343 g/tonne silver and 2.39 percent lead.

During the period of January through September, 2008 the Company mined 178,480 tonnes of ore, which included 70,000 tonnes from reserves, in addition of other minerals extracted from different areas of the mine for a total of 108,480 tonnes. To September 30, 2008, the La Encantada exploration programs and underground development increased reserves by approximately 183 percent over the 2007 estimates.

TABLE 3-1
First Majestic Silver Corp.
Minera La Encantada, S.A. de C.V.
La Encantada Mine

Mineral Reserves Prepared by FMS, Reviewed by PAH as of September 30, 2008 (1)

Total Reserves Proven plus Probable (3)
DEPOSIT	CATEGORY	METRIC TONNES	WIDTH	GRADE			METAL CONTAINED (2)
La Encantada	Reserves	Tonnes	meters	Silver, g/tonne	Lead, %	Zinc, % (4)	Silver (Only) oz.	Silver (Eq) oz.
Total	Proven	683,992	Over 2.00	354	2.23	0.92	7,777,602	8,261,401
Total	Probable	4,511,686	Over 2.00	186	2.45	2.54	26,936,651	27,287,462
Total Reserves Proven + Probable		5,195,677	Over 2.00	208	2.42	2.33	34,714,253	35,548,863
Total Resources Measured plus Indicated (3)
TOTAL	Measured	445,650	Over 2.00	399	4.15	0.65	5,710,055	6,025,271
TOTAL (5) (6) (7)	Indicated	4,931,103	Over 2.00	156	1.15	0.87	24,774,263	27,082,017
Total Resources Measured + Indicated		5,376,753	Over 2.00	176	1.40	0.85	30,484,318	33,107,288
TOTAL PROVEN AND PROBABLE RESERVES PLUS MEASURED AND INDICATED RESOURCES
TOTAL PROVEN PLUS PROBABLE RESERVES AND MEASURED AND INDICATED RESOURCES (8)		10,572,000	Over 2.00	192	1.90	1.58	65,199,000	68,700,000

(1)	Cut Off Grade estimated as250 g/tonne Ag only; and 228 g/tonne Ag eq net of Pb credit. Estimated Reserves are exclusive of Resources.
(2)	Silver equivalent includes Pb credit, at prices US$12.00/oz-Ag, $0.75/lb-Pb. Pb credit=22 g/tonne-Ag.
(3)	Mining dilution is included at over 2.00m width. Estimates do not include mining recovery.
(4)	Zinc is not recovered.
(5)

Dump stockpile is considered as measured resource because the average grade is below COG - 203 g/tonne Ag only and 186 g/tonne Ageq, however with pre-screening may be processed. It requires of additional testing.

(6)	La Morena sulfide deposit requires additional metallurgical testwork to prove its economic recovery. La Encantada mill does not have an operating zinc circuit at this time.
(7)	Tailings are included within Indicated Resources due to required additional testwork and grade below Cutt Off Grade - 111 g/tonne Ag.
(8)	Rounded figures.

Total Inferred Resources (1) (2) (3)
Azul y Oro ext. al SW	Inferred	194,163	10.85	454	0.49	0.66	2,834,270	2,971,423
Azul y Oro	Inferred	97,164	2.27	434	0.93	0.38	1,355,502	1,424,141
Dk. San Fco	Inferred	27,065	2.06	390	8.28	2.43	339,668	358,789
Reb 325	Inferred	2,196	2.03	359	7.06	0.00	25,352	26,904
Buenos Aires	Inferred	561,824	3.40	339	0.50	0.59	6,122,831	6,519,825
San Francisco	Inferred	186,000	2.40	304	0.64	0.14	1,818,049	1,949,492
Sn. Javier. Ext	Inferred	171,509	1.95	223	4.67	3.95	1,230,504	1,351,736
Bonanza	Inferred	22,000	2.77	220	1.12	1.12	155,620	171,171
Breccia San Javier	Inferred	1,015,000	Over 2.00	105	0.57	0.78	3,426,686	4,144,392
Intrusivo Milagros	Inferred	280,000	2.00	102	0.00	0.00	918,284	1,116,274
TOTAL (4) (5)	Inferred	2,557,000	Over 2.00	220	1.00	1.00	18,226,765	20,034,145

(1)	Cut Off Grade estimated as250 g/tonne Ag only; and 228 g/tonne Ag eq net of Pb credit. Estimated Reserves are exclusive of Resources.
(2)	Silver equivalent includes Pb credit, at prices US$12.00/oz-Ag, $0.75/lb-Pb. Pb credit=22 g/tonne-Ag.
(3)	Mining dilution is included at over 2.00m width. Estimates do not include mining recovery.
(4)	Zinc is not recovered.
(5)	Rounded figures.

These were estimated from the following areas: Breccia Milagros, Azul y Oro, Breccia Keylor, Cuerpo 660 E, Cola de Gallo, Bonanza, La Piedra, Breccia San Javier, Dique San Francisco, San Francisco, Jorobada, Rebaje 141, Rebaje and Ojuela Ampliación zones in addition to the Tailings Dam No. 1. Most of these deposit areas remain opened for exploration and development; for instance, Breccia Milagros appears to represent a significant deposit, the full extent of which is still unknown to the Company.

Measured and indicated resources to September 30, 2008 at La Encantada amount to 5.4 million tonnes at 176 g/tonne (5.7 oz) silver and 1.40 percent (31 lb/tonne) lead, for a total contained silver equivalent, inclusive of lead credit, of about 33.1 million ounces. These resources include 1.6 million tonnes of tailings at an average grade of 76 g/tonne (2.4 oz/tonne). Preliminary testwork appears to indicate amenability and probable economic recovery of silver values from the tailings by cyanide leaching processing. Additional bulk testing is recommended to validate and confirm the resource. These resources represent a decrease of about 17 percent over the resources estimated for 2007 in silver equivalent ounces to 33.1 million, due to upgrade of tailings dam No. 2 to probable reserves.

Additional inferred resources have been estimated by the Company at La Encantada. The inferred resources require additional grade and tonnage information before they may be upgraded to indicated or measured resources. They represent geologic potential to be further investigated. La Encantada has estimated inferred resources that amount to about 2.6 million tonnes at an average grade of 220 g/tonne (7.0 oz/tonne) silver and 1.0 percent (22 lb/tonne) lead, for a total estimated content of silver equivalent, inclusive of lead credit, of about 20.0 million ounces. This estimate represents an increment of 51 percent over the reported resources for 2007.

During the La Encantada 2008 exploration drilling program a new mineralized zone was discovered at the 1790 mine level. This zone has been denominated the Buenos Aires zone and delineated with 15 drill holes resulting in about 536,000 tonnes of Indicated Resources at an average grade of 395 g/tonne silver (7.2 million ounces of silver equivalent) and 560,000 tonnes of Inferred Resources at an average grade of 339 g/tonne silver (6.5 million ounces of silver equivalent). Silver equivalent includes lead credits.

Processing flotation plant facilities have an installed capacity of 800 tonnes per day. It includes all supporting facilities, including laboratory, maintenance, etc. The metallurgical current plant average operating rate is about 800 tonnes per day. About three quarters of the ore comes from the mine and the other quarter from upgraded waste dump rock that has been screened to reject the coarser lower-grade fraction.

The Company is presently building, on a site about 1-1/2 kilometers from the existing flotation plant, a cyandiation plant with a capacity of 3,500 tonnes per day. The plant will process the ore and waste dump rock that is currently processed through the flotation plant in conjunction with reclaimed tailings. The plant is scheduled to commence operation in April 2009.

The surface rights to La Encantada Silver Mine are mostly owned by Minera La Encantada (a wholly owned subsidiary of the Company). According to La Encantada, there is a good working relationship with people of the Ejido Tenochtitlán from which the surface rights were purchased by La Encantada, and with the town of Múzquiz, since many of the inhabitants are employed in the exploration or mining operations. No labor or access problems have been reported by La Encantada within the area.

La Encantada was declared in suspension of activities by Peñoles in 2003. In April 24, 2007 La Encantada presented a notification of reactivation of operations at the mine to the National Water Commission (C.N.A.), to Secretaria de Medio Ambiente y Recursos Naturales (SEMARNAT), to Secretaría del Trabajo y Previsión Social, and to Procuradoria Federal de Proteccion al Ambiente (PROFEPA). In accordance with legal a opinion of October 31, 2008 by Mr. Carlos Galván Pastoriza, La Encantada mining operations are currently and have always been conducted in compliance with all applicable laws and regulations.

PAH is not aware of any environmental liabilities in La Encantada mining district; most of the area covered by La Encantada concessions is mining and prospective land for mineral exploration and mine development. Mr. José Luis Hernández Santibañez, Corporate Manager of Environmental and Permitting for the Company provided PAH with a document dated October 31, 2008 showing the list of Environmental and Operating Permits for La Encantada in current good standing.

An economic analysis of La Encantada operation shows positive economics as measured by a cash flow model, and thus the postulated reserve position is accepted. La Encantada Silver Mine shows a net present value of US$67 million at a 10 percent discounted rate of return. Table 3-2 presents a summary of La Encantada cash flow based on current reserves/resources estimates.

TABLE 3-2
First Majestic Silver Corp.
Minera La Encantada, S.A. de C.V.
La Encantada Silver Mine
Economic Analysis Results as of September 30, 2008

DCFRR, Discount, %	Net Present Value, US $
10	$ 44,143,983.00
15	$ 36,334,243.00
20	$ 30,019,406.00
25	$ 24,851,240.00
30	$ 20,574,641.00
TIR:	85%

Del Toro Silver Mine, México

The following summary is extracted from a technical report titled “Technical Report for the Del Toro Silver Mine, Zacatecas State, México” prepared by Leonel Lopez, C.P.G. of PAH dated October 9, 2008. Mr. Lopez is an independent Qualified Person for the purposes of NI 43-101. The complete report can be viewed on SEDAR at www.sedar.com. The detailed disclosure contained in the above mentioned report is incorporated by reference into this AIF.

Del Toro is owned by First Majestic Plata, S.A. de C.V. (FMPlata) a wholly-owned indirect subsidiary of the Company, through its Mexican holding company, CFM, since 2004. Del Toro was formerly referred to by the Company as the Chalchihuites Group of Properties and it consists of polymetallic deposits containing silver/lead/zinc in both oxides in the upper parts and sulfides at depth. FMPlata exploration program for the Del Toro project is focused on the investigation of two areas, the San Juan and Perseverancia areas within the project’s holdings.

Del Toro is an Exploration Property for which only mineral resources are estimated. No mineral reserves are estimated for this exploration project with current information.

FMPlata’s exploration efforts at Del Toro have delineated a significant resource base within a short period of exploration at relatively low cost. To July 31, 2008 Del Toro Measured and Indicated Resources represent about 21 million ounces of silver equivalent for the San Juan and Perseverancia deposits. Additionally about 36 million ounces of silver equivalent have been estimated in Inferred Resources for both deposits. Del Toro mineralization occurs associated with lead and zinc in polymetallic mineralization; therefore, to report silver equivalent ounces estimated metallurgical recoveries were considered.

FMPlata owns mining rights that cover 393 hectares (971 acres) within 21 titled concessions. Duration of the mineral rights concessions is over 50 years with similar renewable periods.

Del Toro consists of numerous areas of interest for mineral exploration within the Chalchihuites mining district, including the San Juan and the Perseverancia areas. Both the San Juan and Perseverancia were historic mines; the Perseverancia was mined for high grade silver rich sulphide ore and the San Juan is believed to be the oldest mine in the district dating back possibly 500 years. Three mineral concentrations in different deposits have been identified at the San Juan area, by underground exploration development and diamond drilling, including the Deposit No. 3 of “high grade” mineralization at depth. The San Juan deposits show lengths that vary between 100 metres to 300 metres along strike and up to 200 metres in vertical projections and widths of up to 20 metres at Level 5 for Deposit No. 1. These deposits have only been partially identified and are opened for further exploration in all directions, which FMPlata continues to explore.

The Perseverancia mine was developed to a depth of nearly 200 metres by following mineral extraction of two “high grade” breccia pipe deposits. FMPlata has delineated the apparent mineralized trend and it is opened for further exploration along strike. The breccia pipes consist of mineral concentration of about 30 metres to 40 metres along strike and 10 metres to 20 metres in width. Known depth of these concentrations is about 250 metres, including about 50 metres drilled intercepted below the old workings deepest level. The Perseverancia mineral trend remains opened for further exploration. Topographic conditions at Perseverancia make difficult drilling access; therefore FMPlata is developing underground access for drilling sites. Other mineralized zones are located within the surrounding skarn zone of a regional granodiorite intrusive stock. These include Magistral, La Esmeralda, La Nueva India, Las Cotorras, San Nicolás, etc.

Historical production records, plus surveying volumes of old stopes within San Juan and Perseverancia old mine workings, suggest that approximately 5 million ounces of silver ores were extracted from these mines at an estimated combined grade of about 700 g/tonne silver, 10 percent to 35 percent lead and 2 percent to 3 percent zinc.

The Chalchihuites mining district represents a typical Mexican mining district which was discovered in Colonial times (XVI – XVII centuries) and only developed from outcroppings by following mineralization along the structures, until high grade ore shoots were discovered and depleted at times of high prices of the metals. The Del Toro Silver Mine is located within this mining district.

FMPlata has commenced an aggressive exploration and development program that includes ramps construction, drifting and crosscutting into the old working areas of the San Juan and Perseverancia areas. Exploration budget for 2008 is US $2.5 million. It includes 25 drill holes in 8,600 metres, geophysical and geochemical surveying, and approximately 2,200m of drifting, crosscutting and ramps development. This program was based on the following premises:

  Access old mining workings areas.
  Explore extensions of the known deposits.
  Support exploration activities for channel sampling and underground drilling, and
  Prepare drill sites for deeper drilling.

  Prepare the mine for future production.

Resource calculations by FMPlata at Del Toro are based on projections of the mineralized zones in the underground mine workings, 25 metres beyond the accessible areas of crosscuts, ramps and drifts for the Measured Resources, and another 25 metres beyond the boundaries of the Measured Resources for the blocks of Indicated Resources. Inferred Resources are estimated by projecting up to 50 metres beyond the Indicated Resource block boundaries along mineralized structures, and another 25 metres beyond the blocks’ width. Del Toro mineral resource estimates were determined by underground blocks and diamond drilling intercepts.

The grade for these blocks is determined from the grade estimated for the drill hole intercepted grade and from the adjacent resource blocks from sampling in mine workings and drill holes located within the block area.

The Measured and Indicated silver Resources, including oxides and sulfides mineralization, consist of 1.4 million tonnes averaging 269 grams per tonne silver, 4.7 percent lead and 4.8 percent zinc for a total content of 21 million ounces of silver equivalent including silver only for oxides and credit for lead and zinc for sulfides. The resource grade has been estimated in silver equivalent content based on the following prices: silver - US$12.70/oz, lead - US$0.90 / lb and zinc - US$0.85 / lb. To report equivalent ounces of silver an estimated metallurgical recovery for lead and zinc in sulfides was estimated as follows: lead – 85 percent and zinc – 80 percent, while silver recovery in oxides is estimated in 65 percent. Table 4-1 shows the Del Toro Silver Summary of Resources.

Additional geologic potential exists within the Del Toro project area to investigate targets that may result in resource development for the project. Direct exploration of the geophysical anomaly areas may result in significant target zones for further exploration. Geophysical IP anomalies may represent concentrations of sulfides or other conductive minerals.

Other areas representing interesting geologic potential within FMPlata’s holdings in the Chalchihuites mining district are the following:

  Las Cotorras
  El Consuelo
  San Nicolás
  El Zinc
  El Cármen

FM Plata is driving an exploration/mine development decline (654 metres through June 30) from surface into the old mining areas of the San Juan mine. Concurrently with exploration and development activities, the company is conducting a test-mining program in the mixed oxide-sulfide zone of the No. 1 orebody. A single stope, the 5-050, has been developed as a mechanized overhand cut and fill stope with post pillars and backfill. Three back cuts have been mined to date from the 5-050, resulting in the production of 25,537 tonnes at an average grade of 218 gpt silver and 2.5 percent lead, which was shipped to the Company’s La Parrilla mill for processing. The main purpose of the test mining is to provide a bulk sample for metallurgical test work but also to develop and evaluate parameters for possible future stoping operations. The mining engineers were in the process of planning and designing a mine for the San Juan area at the date of the PAH visit. All development, stoping and ore and waste transport functions for San Juan are done by outside contractors.

TABLE 4-1
First Majestic Silver Corp.
First Majestic Plata, S.A de C.V.
Del Toro Silver Mine
Summary of Resources, San Juan and Perseverancia Mines

Mineral Resource Estimates Prepared by FMS , Reviewed by PAH . As of July 31, 2008 (1)(2)(3)(4)
Mine	Mineralization	Resource	Metric	Width	Ag (g/t)	Pb (%)	Zn (%)	Silver Only	Silver Equivalent (oz)	Silver (oz)
		Category	Tonnes	(m)				(oz) (5)	(Pb-Zn) (5)	(oz) (5)
San Juan	Oxides	Measured	269,739	20.92	166	1.50	1.53	937,000		937,000
San Juan	Oxides	Indicated	458,705		210	3.01	3.40	2,010,000		2,010,000
SUB-TOTAL	Oxides	Measured+Indicated	728,444		194	2.45	2.71	2,947,000	0	2,947,000
Perseverancia	Sulfides	Measured	18,928	>2.5	381	10.01	4.74	197,000	359,000	556,000
Perseverancia	Sulfides	Indicated	45,982	2.00	350	9.00	3.58	439,000	746,000	1,185,000
San Juan	Sulfides	Indicated	584,618	69.66	353	6.97	7.50	5,633,000	10,622,000	16,255,000
SUB-TOTAL	Sulfides	Measured+Indicated	649,528		353	7.20	7.14	6,269,000	11,727,000	17,996,000
TOTAL SJ + P	Sulf. + Oxid.	Measured+Indicated	1,377,972		269	4.69	4.80	9,216,000	11,727,000	20,943,000

San Juan	Oxides	Inferred	656,778	11.56	214	3.35	3.20	2,935,000		2,935,000
San Juan	Sulfides	Inferred	1,141,210	71.33	359	7.07	7.59	11,193,000	21,011,000	32,204,000
Perseverancia	Sulfides	Inferred	33,750		332	8.66	3.40	306,000	525,000	831,000
TOTAL SJ + P	Sulfides	Inferred	1,831,738		306	5.77	5.94	14,434,000	21,536,000	35,970,000

(1)	Resource estimated "in situ".
(2)	Price considerations $12.70/tr.oz-Ag, $0.90/lb-Pb, $0.85/lb-Zn.
(3)	Mill recovey estimates: Oxides - Ag-65%; Sulfides - Ag-85%, Pb-85% and Zn-80%.
(4)	Minimum mining width - 2.00m.
(5)	Rounded figures.

A decline from surface is also being driven into the old mining areas of the Perseverancia breccia pipes. No ore has been obtained from the development to date, but the decline had only been driven 258 metres at the time of PAH’s visit, and the mineralized zone had just been penetrated. No test stoping is planned at Perseverancia at this time, however, one of the old Perseverancia vertical shafts was being rehabilitated for ore hoisting for future production. All development and ore and waste transport functions for Perseverancia are done by outside contractors.

Milling of ore from the San Juan area has been done at the Company’s La Parrilla mill. To date about 25,537 tonnes at average grades of 218 gpt silver and 2.5 percent lead have been trucked from the mine to La Parrilla of which 22,660 tonnes have been milled and processed. Metal production from the San Juan ore was about 3,065 kg (98,541 oz) silver and 259 tonnes (571,000 lb) of lead, for average mill recoveries of 61 percent of the silver and 50 percent of the lead. In PAH’s opinion, milling of ore from the Del Toro project should cease until metallurgical test results are available. The metallurgical test work program has only just been started in La Parrilla metallurgical laboratory.

A limited ore recovery program from the large mine dumps at Perseverancia has been conducted. About 244 tonnes of direct-shipping ore, which averaged 1,086 gpt silver, 23.0 percent lead and 9.0 percent zinc had been recovered from the dumps through June 30, 2008. No smelter returns on this production have been available for PAH’s review.

PAH is not aware of any environmental liabilities in the Del Toro project area. FMPlata has presented to Secretaria de Medio Ambiente Recursos Naturales y Pesca (SEMARNAP) the exploration notification in accordance with the applicable regulations. This was presented to the corresponding office in the city of Zacatecas on September 2, 2005. Most of the surrounding area to Del Toro is prospective land within the Chalchihuites mining district.

DIVIDENDS

The Company has not paid any dividends since incorporation and it has no plans to pay dividends for the foreseeable future. The directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company’s financial position at the relevant time. All of the common shares of the Company are entitled to an equal share of any dividends declared and paid.

CAPITAL STRUCTURE

General Description of Capital Structure

The Company’s authorized capital consists of an unlimited number of common shares without par value. A total of 82,341,636 common shares of the Company were issued and outstanding as at the date of this AIF.

Each common share of the Company ranks equally with all other common shares of the Company with respect to dissolution, liquidation or winding-up of the Company and payment of dividends. The holders of common shares of the Company are entitled to one vote for each share of record on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the board of directors of the Company out of funds legally available therefore and to receive pro rata the remaining property of the Company on dissolution. The holders of common shares of the Company have no pre-emptive or conversion rights. The rights attaching to the common shares of the Company can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

MARKET FOR SECURITIES

Trading Price and Volume

The common shares of the Company were listed and posted for trading on the Toronto Stock Exchange under the trading symbol “FR”. The following table sets forth the high and low trading prices and trading volume of the common shares of the Company as reported by the Toronto Stock Exchange for the periods indicated:

Period	High $	Low $	Volume
March 2009	2.24	1.65	8,575,728
February 2009	3.15	1.88	8,937,335
January 2009	2.75	2.05	4,720,903
December 2008	2.18	1.16	3,561,527
November 2008	1.98	1.03	3,272,942
October 2008	2.70	0.87	7,324,934
September 2008	3.48	2.11	5,977,913
August 2008	4.34	3.31	2,895,036
July 2008	4.95	4.05	4,250,248
June 2008	4.85	4.05	4,030,997
May 2008	4.97	3.70	4,833,395
April 2008	4.60	3.76	3,685,052

The common shares of the Company are also quoted on the Pink Sheets in the U.S. under the symbol “FRMSF” and on the Frankfurt, Berlin, Munich and Stuttgart Stock Exchanges under the symbol “FMV”.

The warrants of the Company which were issued pursuant to the offering which closed on March 25, 2008 were listed and posted for trading on the Toronto Stock Exchange under the trading symbol “FR.WT.A”. The following table sets forth the high and low trading prices and trading volume of the warrants of the Company as reported by the Toronto Stock Exchange for the periods indicated:

Period	High $	Low $	Volume
March 2009	0.22	0.065	956,950
February 2009	0.43	0.17	334,000
January 2009	0.425	0.24	226,400
December 2008	0.29	0.115	452,500
November 2008	0.285	0.08	567,650
October 2008	0.49	0.045	349,350
September 2008	0.77	0.25	167,100
August 2008	0.94	0.355	228,900
July 2008	0.93	0.70	67,700

Period	High $	Low $	Volume
June 2008	1.03	0.61	382,450
May 2008	1.13	0.80	331,408
April 2008	1.06	0.70	572,450

The warrants of the Company which were issued pursuant to the offering which closed on March 5, 2009 were listed and posted for trading on the Toronto Stock Exchange under the trading symbol “FR.WT.B”. The following table sets forth the high and low trading prices and trading volume of the warrants of the Company as reported by the Toronto Stock Exchange for the periods indicated:

Period	High $	Low $	Volume
March 2009	0.65	0.30	878,501

Prior Sales

On March 25, 2008, the Company completed a public offering with a syndicate of underwriters led by CIBC World Markets Inc. and including Blackmont Capital Inc., Cormark Securities Inc. and GMP Securities L.P., who purchased 8,500,000 units of the Company at a price of $5.35 per unit. Each unit consisted of one common share in the capital of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one additional common share at a price of $7.00 for a period of 24 months from the closing of the offering. The underwriters also received an over-allotment option, exercisable up until 30 days following the closing of the offering to purchase up to an additional 1,275,000 common shares at a price of $5.07 per share and up to an additional 637,500 share purchase warrants at a price of $0.56 per warrant. On April 4, 2008, the Company completed the issuance of an aggregate of 637,500 warrants pursuant to the exercise of the over-allotment option.

On March 5, 2009, the Company completed a public offering with a syndicate of underwriters led by CIBC World Markets Inc. and including Blackmont Capital Inc., GMP Securities L.P. and Thomas Weisel Partners, who purchased 8,487,576 units of the Company at a price of $2.50 per unit for proceeds to the Company of $21,218,940. Each unit consisted of one common share in the capital of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one additional common share at a price of $3.50 for a period of 24 months from the closing of the offering. The underwriters also received an over-allotment option, exercisable up until 30 days following the closing of the offering to purchase up to an additional 1,273,136 common shares at a price of $2.40 per share and up to an additional 636,568 share purchase warrants at a price of $0.20 per warrant.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table sets out the names of the current directors and officers of the Company, provinces or states and countries of residence, positions with the Company, principal occupations within the five preceding years, periods during which each director has served as a director and the number of each class of securities of the Company and percentage of such class beneficially owned, directly or indirectly, or subject to control or direction by that person.

The term of each of the current directors of the Company will expire at the next Annual General Meeting unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a Director. The Company is not required to have an executive committee but it has an Audit Committee, a Human Resources, Compensation and Nominating Committee and a Corporate Governance Committee as indicated below.

Name, Position and City, Province and Country of Residence	Principal Occupation or Employment for Past 5 Years (1)	Period as a Director of the Company	No. and Class of Securities	Percentage of Class (2)

ROBERT A. McCALLUM, B.Sc., P.Eng (3) (5) Chairman and Director West Vancouver, British Columbia, Canada	Professional consulting engineer and President of Robert A. McCallum Inc. from 1999 to present; President and CEO of Kensington Resources Ltd. from June 1, 2004 to October 28, 2005; Director of Shore Gold Inc. from October 28, 2005 to present.	December 15, 2005 to present.	Common 100,000 Stock Options 300,000	Less than 1.0% 4.38%

KEITH NEUMEYER CEO, President and Director London, England	President of the Company from November 3, 2001 to present; Director of the Company since December 5, 1998.	December 5, 1988 to present.	Common 2,726,300 Stock Options 790,000	3.31% 11.52%

RAMON DAVILA, Ing. Chief Operating Officer and Director Durango, México	Chief Operating Officer of the Company from December 14, 2004 to present; Chairman of Minas La Colorado SA de CV from January 1994 to present; Chairman of Minera Lince SA de CV from September 2003 to present; Chairman of Mineral Real Victoria SA de CV from October 2003 to present; Member of the Board for Immobiliaria Aurum SA de CV from June 2005 to present.	April 15, 2004 to present.	Common 324,540 Stock Options 800,000	Less than 1.0% 11.67%

RAYMOND L. POLMAN, CA Chief Financial Officer Vancouver, British Columbia, Canada	Chief Financial Officer of the Company from February 1, 2007 to present; Chief Financial Officer of Ikona Gear International, Inc. from December 2003 to November 2006.	N/A	Common Nil Stock options 500,000	0.0% 7.29%

Name, Position and City, Province and Country of Residence	Principal Occupation or Employment for Past 5 Years (1)	Period as a Director of the Company	No. and Class of Securities	Percentage of Class (2)

TONY PEZZOTTI (3) (4) Director Burnaby, British Columbia, Canada	Retired. Director of Pan Terra Industries Inc. from July 2007 to present.	November 30, 2001 to present.	Common 581,000 Stock options 300,000	Less than 1.0% 4.38%

DAVID SHAW, Ph.D. (4) (5) Director Vancouver, British Columbia, Canada	President of Duckmanton Partners Ltd. from June 12, 2000 to present; President and Director of Albion Petroleum Ltd. from October 2006 to present; Director of Reef Resources Ltd. from September 2007 to April 2008; Director of Pan Pacific Aggregates plc from October 2008 to present; CEO of Columbia Gold plc from May 2007 to March 2009.	January 12, 2005 to present.	Common 73,100 Stock options 300,000	Less than 1.0% 4.38%

DOUGLAS PENROSE, CA (3) (5) Director Kamloops, British Columbia, Canada	Vice President, Finance and Corporate Services of British Columbia Lottery Corporation from 2000 to April 2008.	September 7, 2006 to present.	Common 10,000 Stock options 300,000	Less than 1.0% 4.38%

ROBERT YOUNG (4) Director Richmond, British Columbia, Canada	Independent geological consultant from 1999 to present; Director of Goldrush Resources Ltd. from December 2004 to present; Advisor to Copper Mountain Mining Corporation from April 2007 to present.	September 7, 2006 to present.	Common 10,000 Stock options 312,500	Less than 1.0% 4.56%

CONNIE LILLICO Corporate Secretary Coquitlam, British Columbia, Canada	Corporate Secretary of the Company from August 2007 to present; Corporate Secretary of several TSX Venture Exchange issuers from July 2004 to July 2007.	N/A	Common Nil Stock options 250,000	0.0% 3.65%

(1)	The information as to principal occupation and shares beneficially owned has been furnished by the respective individuals.
(2)	Based upon the 82,341,636 common shares and options to acquire 6,856,250 common shares of the Company issued and outstanding as of the date of this AIF.
(3)	Member of the Audit Committee.
(4)	Member of the Human Resources, Compensation and Nominating Committee.
(5)	Member of the Corporate Governance Committee.

The aggregate number of common shares of the Company which the directors and senior officers of the Company beneficially own, directly or indirectly, or over which control or direction is exercised, is 3,824,940 common shares of the Company or approximately 4.7% of the common shares of the Company issued and outstanding as of the date of this AIF.

Audit Committee Information

Pursuant to the provisions of National Instrument 52-110 Audit Committees (“NI 52-110”) the Company is required to provide the following disclosure with respect to its Audit Committee.

Audit Committee Mandate

The text of the Audit Committee’s Mandate is attached as Appendix “A” to this AIF.

Composition of the Audit Committee

Members of the Audit Committee are Douglas Penrose, Tony Pezzotti and Robert McCallum. All three members are independent and all three members are considered financially literate.

Relevant Education and Experience

Douglas Penrose received his Bachelor of Commerce degree from the University of Toronto. He has been a member of the Institute of Chartered Accountants of Ontario since 1974 and the Institute of Chartered Accountants of British Columbia since 1978. He brings over 20 years experience in leadership positions in corporate finance, including the position of Chief Financial Officer and was most recently the Vice President of Finance and Corporate Services at the British Columbia Lottery Corporation.

Tony Pezzotti, currently retired, is a seasoned board member who has served on several public company boards, including OSI Geospatial Inc., First Quantum Minerals Ltd., and Kensington Resources Ltd. He also served as a member of the Audit Committees of those companies and was General Manager and co-owner of a privately held steel fabrication company. Mr. Pezzotti also currently serves on the board of Pan Terra Industries Inc.

Robert McCallum graduated in 1959 from the University of Witwatersrand, South Africa with a Bachelor of Science (Mining) followed in 1971 by a PMD in the Executive Management Program at Harvard Graduate School of Business, Boston, Massachusetts. He was most recently President and C.E.O. of Kensington Resources Ltd. prior to its merger with Shore Gold Inc. in 2005 and now sits on the board of Shore Gold.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on:

(a)	the exemption in section 2.4 (De Minimis Non-Audit Services) of NI 52-110;
(b)	the exemption is section 3.2 (Initial Public Offerings) of NI 52-110
(c)	the exemption is section 3.4 (Events Outside the Control of the Member) of NI 52-110;
(d)	the exemption in section 3.5 (Death, Disability or Resignation of Audit Committee Member) of NI 52-110; or
(e)	an exemption from the Instrument in whole or in part, granted under Part 8 of NI 52-110.

Audit Committee Oversight

The Company’s Board of Directors adopted all recommendations by the Audit Committee with respect to the nomination and compensation of the external auditor.

Pre-Approval Policy

The Audit Committee has adopted specific policies for the engagement of non-audit services to be provided to the Company by the external auditor which require the auditors to submit to the Audit Committee a proposal for services to be provided and cost estimates for approval.

External Auditor Service Fees

The following table sets out the fees billed to the Company by Deloitte & Touche LLP, Chartered Accountants, and its affiliates for professional services in each of the years ended December 31, 2008 and December 31, 2007, respectively.

Category	Year ended December 31, 2008	Year ended December 31, 2007
Audit Fees	$283,500	$264,100
Audit-Related Fees	$268,844	$207,586
Tax Fees	$70,403	$125,055
All Other Fees	-	-

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no director or executive officer of the Company nor a shareholder holding a sufficient number of common shares of the Company to materially affect the control of the Company, nor a personal holding company of any of them,

(a)

is, at the date of this AIF or has been within the 10 years before the date of the AIF, a director or executive officer of the company (including the Company), that while that person was acting in that capacity,

(i)

was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities registration, for a period of more than 30 consecutive days; or

(iii)

or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or comprise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

To the knowledge of the Company, no director or executive officer of the Company, nor a shareholder holding a sufficient number of common shares of the Company to affect materially the control of the Company, nor a personal holding company of any of them, has been subject to,

(a)

any penalties or sanctions imposed by the court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Certain directors of the Company are also directors or officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest, which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time. See “Interest of Management and Others in Material Transactions”.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

In 1992, El Pilon entered into a contract with a Mexican bank, whereby the bank committed to advance cash to El Pilon in exchange for silver to be delivered in future instalments. The bank failed to advance the agreed amount, and El Pilon therefore refused to deliver the silver. El Pilon sued the bank for breach of contract. The Company believes it will retain the amount received from the bank but the ultimate outcome is uncertain. The aggregate potential liability including interest and penalties amounts to $832,769.

In February 2004, an action was commenced against the Company by the optionors of the Wekusko Property in Manitoba whereby the optionors are seeking an amount of $43,500 cash, 30,000 common shares of the Company and an entitlement to exercise an option to purchase 100,000 shares of the Company at a price of $0.35 per share. Management believes that there are substantial defences to the claim; however, the outcome of this litigation is not presently determinable.

In November 2007, an action was commenced by the Company and First Silver against Hector Davila Santos and Minera Arroyo Del Agua, S.A. de C.V. in British Columbia whereby the Company and First Silver allege that while holding the positions of director, President and Chief Executive Officer and Chairman of the Board of First Silver, Mr. Davila Santos engaged in a course of deceitful and dishonest conduct in breach of his fiduciary and statutory duties owed to First Silver, which resulted in First Silver not acquiring the Bolaños Mine from Grupo México. Management believes that there are substantial grounds to this claim; however, the outcome of this litigation is not presently determinable.

As disclosed above under “General Development of the Business – Past Three Years”, pursuant to a share purchase agreement dated April 3, 2006, the Company purchased 24,649,200 common shares of First Silver from Hector Davila Santos at a price of $2.165 per share for an aggregate purchase price of $53,365,519 payable in cash to Mr. Davila Santos in three installments. The first installment of $26,682,757 represented 50% of the purchase price and was paid on May 30, 2006. An additional installment of $13,341,380, representing 25% of the purchase price was paid on May 30, 2007. A final installment of $13,341,380 was payable on May 30, 2008. An interest amount of 6% per annum is payable quarterly on the outstanding installment. Pending resolution of the litigation set out above the Company has withheld payment of the final installment due May 30, 2008 and the quarterly installments of interest due on November 30, 2007, February 29, 2008 and May 30, 2008 to Mr. Davila Santos and has maintained a reserve of cash in the amount of such installments. A letter of credit in the amount of $13,940,237 has been posed with the courts.

On March 10, 2008, the Company received a letter from Mr. Davila Santos alleging that the Company is required to pay $6,062,000 to Mr. Davila Santos in connection with approximately 2,800,000 shares of First Silver which were acquired by the Company pursuant to a plan of arrangement (the "Plan of Arrangement") in September 2006. The Company has rejected this demand and believes that it has no obligation to pay any cash amounts in connection with such shares to Mr. Davila Santos. Under the Plan of Arrangement, the former holders of shares of First Silver may deposit the certificates which formerly represented such shares with the depositary under the Plan of Arrangement. Upon such a deposit the former holders are entitled to receive shares of the Company subject to and in accordance with the terms of the Plan of Arrangement. On March 26, 2008, Mr. Davila Santos deposited 2,800,000 shares of First Silver which resulted in the issuance of 1,400,000 shares of the Company.

On March 14, 2008, Mr. Davila Santos filed a statement of defence and counter-claim in respect of the action referred to above. Pursuant to the counterclaim, Mr. Davila Santos has claimed for payment of the amounts referred to above, damages for the failure by the Company to purchase the 2,800,000 shares of First Silver which the Company already owns (as referenced in the previous paragraph), the return of some or all of the shares of First Silver owned by the Company, and for unquantified damages, costs and interest. The Company believes that the issues raised in the counterclaim will turn on the success of the Company's action against Mr. Davila Santos, however, the outcome of this litigation is not presently determinable. Trial has been set in the Supreme Court of British Columbia, Vancouver, British Columbia for April 12, 2010.

Regulatory Actions

No penalties or sanctions were imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the year ended December 31, 2008.

No penalties or sanctions were imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision.

The Company did not enter into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during the year ended December 31, 2008.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, senior officer, principal holder of securities or any associate or affiliate thereof of the Company has any interest, directly or indirectly, in material transactions with the Company within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Company, other than the following transactions, each of which were in the normal course of business:

1. During the fiscal years ending December 31, 2008, December 31, 2007, December 31, 2006, the Company incurred $nil, $nil and $15,000, respectively, for geological and technical services provided by a current and a former director of the Company and/or companies controlled by a current and a former director of the Company.

2. During the fiscal year ending December 31, 2007, finder’s fees totalling $254,742 were paid to Ramon Davila for the completion of options on portions of the Del Toro Silver Mine known as the San Juan Silver Mine and the Perseverancia Silver Mine.

3. During the fiscal year ending December 31, 2008, a finder’s fee of $7,367 was paid to Ramon Davila in connection with the completion of certain option agreements relating to the Del Toro Silver Mine.

4. During the fiscal year ending December 31, 2008, a loan of US$30,000 was provided to a director of the Company. The loan was fully repaid subsequent to December 31, 2008.

TRANSFER AGENT AND REGISTRARS

The Company’s transfer agent and registrar is Computershare Trust Company of Canada (“Computershare”). Computershare’s register of transfers for the common shares of the Company is located at 510 Burrard Street, Second Floor, Vancouver, British Columbia, Canada, V6C 3B9.

MATERIAL CONTRACTS

The following material contracts were entered into by the Company or by its wholly owned subsidiaries since the beginning of the Company’s fiscal year ended December 31, 2008 or were entered into prior to such fiscal year, and are still in effect as of the date of this AIF:

1.

Share Purchase Agreement dated April 3, 2006 with Hector Davila Santos pursuant to which the Company agreed to purchase approximately 63% of the issued and outstanding shares of First Silver from the major shareholder of First Silver. See “General Development of the Business – Past Three Years” and “Legal Proceedings and Regulatory Actions”.

2.	Del Toro Silver Mine, formerly referred to as the Chalchihuites Group Properties:

	(a)	Option Agreement dated June 8, 2004 with Mrs. Catalina Garcia de Mazatan to purchase the Perseversancia mining concession.

(b)

Option Agreement dated June 7, 2004 with Mrs. Maria de la Paz Barba Davalos to purchase the Carmen, Fanny, Gabi, Lupita, Lourdes, La Guera, Maria de la Paz, Ricardo, Socorro and Violeta mining concessions.

	(c)	Option Agreement dated February 6, 2004 with Mrs. Maria Saenz Sanchez to purchase the La Esperanza and San Rafael mining concessions.

	(d)	Option Agreement dated July 6, 2008 with Juan Fernando Lopez Chavez and Guillermo Lopez Chavez to purchase the Fatima mining concession.

3.	Quebradillas and Viboras Silver Mines:

	(a)	Assignment of Rights and Obligations Agreement dated August 22, 2006 with Industrial Minera México, S.A. de C.V. and amended on November 15, 2008.

	(b)	Assignment of Rights and Obligations Agreement dated August 22, 2006 with Minerales Metalicos Del Norte, S.A. and amended on November 15, 2008.

	(c)	Assignment of Rights and Obligations Agreement dated August 22, 2006 with Mexican Del Arco, S.A. de C.V. and amended on November 15, 2008.

4.

Underwriting Agreement dated March 11, 2008 between CIBC World Markets Inc., Cormark Securities Inc., Blackmont Capital Inc. and GMP Securities LP and the Company pursuant to which the underwriters offered to purchase from the Company and the Company offered to sell to the underwriters 8,500,000 units of the Company at a price of $5.35 per unit.

5.	Warrant Indenture dated March 25, 2008 with Pacific Corporate Trust Company governing the issue of up to 4,887,500 warrants by the Company.

6.

Underwriting Agreement dated February 19, 2009 between CIBC World Markets Inc., Blackmont Capital Inc., GMP Securities LP, Thomas Weisel Partners and the Company pursuant to which the Underwriters offered to purchase from the Company and the Company offered to sell to the underwriters 6,800,000 units of the Company and the Company granted an option to the underwriters to acquire up to an additional 3,200,000 units of the Company (exercisable prior to closing of the Offering) at a price of $2.50 per unit.

7.	Warrant Indenture dated March 5, 2009 with Computershare Trust Company of Canada governing the issue of up to 5,750,000 warrants by the Company.

INTERESTS OF EXPERTS

Names of Experts

Deloitte & Touche LLP is the auditor of the Company and is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

Richard Addison, P.E. and Leonel Lopez, C.P.G. of Pincock Allen & Holt prepared technical reports on the Company’s La Parrilla Silver Mine dated February 16, 2009 as amended and restated on February 26, 2009, San Martín Silver Mine dated January 15, 2009, as amended and restated on February 26, 2009, the La Encantada Silver Mine dated January 12, 2009, as amended and restated on February 26, 2009 and the Del Toro Silver Mine dated October 9, 2008, as amended February 26, 2009. To management’s knowledge, Mr. Addison and Mr. Lopez do not have any registered or beneficial interests, direct or indirect, in any securities or other property of the Company (or of any of its associates or affiliates).

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans, as applicable, is contained in the Company’s information circular for its most recent annual general meeting.

Additional financial information is provided in the Company’s audited financial statements and MD&A for the year ended December 31, 2008 which may be obtained upon request from First Majestic’s head office, or may be viewed on the Company’s website (www.firstmajestic.com) or on the SEDAR website (www.sedar.com).

APPENDIX “A” TO THE ANNUAL INFORMATION FORM OF

FIRST MAJESTIC SILVER CORP.

(the “Company”)

AUDIT COMMITTEE MANDATE

1.        MANDATE

The primary mandate of the audit committee (the “Audit Committee”) of the Board of Directors (the “Board”) of the Company is to assist the Board in overseeing the Company’s financial reporting and disclosure. This oversight includes:

a.	reviewing the financial statements and financial disclosure that is provided to shareholders and disseminated to the public;

b.	ascertaining that management has implemented the systems of internal controls to ensure integrity in the financial reporting of the Company; and

c.	monitoring the independence and performance of the Company’s external auditors and reporting directly to the Board on the work of the external auditors.

2.        COMPOSITION AND ORGANIZATION OF THE COMMITTEE

a.	The Audit Committee must have at least three directors.

b.

The majority of the Audit Committee members must be independent. A member of the Audit Committee is independent if the member has no direct or indirect material relationship with an issuer. A material relationship means a relationship which could, in the view of the issuer’s board of directors, reasonably interfere with the exercise of a member’s independent judgment.

c.

Every Audit Committee member must be financially literate. Financial literacy is the ability to read and understand a set of financial statements that present a breath and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements.

d.	The Board will appoint from themselves the members of the Audit Committee on an annual basis for one year terms. Members may serve for consecutive terms.

e.

The Board will also appoint a chair of the Audit Committee (the “Chair of the Audit Committee”) for a one year term. The Chair of the Audit Committee may serve as the chair of the committee for any number of consecutive terms.

f.	A member of the Audit Committee may be removed or replaced at any time by the Board. The Board will fill any vacancies in the Audit Committee by appointment from among members of the Board.

3.        MEETINGS

a.	The Audit Committee will meet at least four (4) times per year. Special meetings may be called by the Chair of the Audit Committee as required.

b.	Quorum for a meeting of the Audit Committee will be two (2) members in attendance.

c.

Members may attend meetings of the Audit Committee by teleconference, videoconference, or by similar communication equipment by means of which all persons participating in the meeting can communicate with each other.

d.

The Audit Committee Chair will set the agenda for each meeting, after consulting with management and the external auditor. Agenda materials such as draft financial statements must be circulated to Audit Committee members for members to have a reasonable time to review the materials prior to the meeting.

e.

Minutes of the Audit Committee meetings will be accurately recorded, with such minutes recording the decisions reached by the committee. Minutes of each meeting must be distributed to members of the Board, the Chief Executive Officer, the Chief Financial Officer and the external auditor.

4.        RESPONSIBILITIES OF THE COMMITTEE

The Audit Committee will perform the following duties:

External Auditor

i.	select, evaluate and recommend to the Board, for shareholder approval, the external auditor to examine the Company’s accounts, controls and financial statements;

ii.

evaluate, prior to the annual audit by external auditors, the scope and general extent of their review, including their engagement letter, and the compensation to be paid to the external auditors and recommend such payment to the Board;

iii.

obtain written confirmation from the external auditor that it is objective and independent within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of Chartered Accountants to which it belongs;

iv.	recommend to the Board, if necessary, the replacement of the external auditor;

v.	meet at least annually with the external auditors, independent of management, and report to the Board on such meetings;

vi.	pre-approve any non-audit services to be provided to the Company by the external auditor and the fees for those services;

Financial Statements and Financial Information

vii.	review and discuss with management and the external auditor the annual audited financial statements of the Company and recommend their approval by the Board;

viii.	review and discuss with management, the quarterly financial statements and recommend their approval by the Board;

ix.	review and recommend to the Board for approval the financial content of the annual report;

x.

review the process for the certification of financial statements by the Chief Executive Officer and Chief Financial Officer; review the Company’s management discussion and analysis, annual and interim earnings or financial disclosure press releases, and audit committee reports before the Company publicly discloses this information;

xi.	review annually with external auditors, the Company’s accounting principles and the reasonableness of managements judgments and estimates as applied in its financial reporting;

xii.

review and consider any significant reports and recommendations issued by the external auditor, together with management’s response, and the extent to which recommendations made by the external auditors have been implemented;

Risk Management, Internal Controls and Information Systems

xiii.	review with the external auditors and with management, the general policies and procedures used by the Company with respect to internal accounting and financial controls;

xiv.	review adequacy of security of information, information systems and recovery plans (this should include reference to the backups in place for the computers, locks on cabinets, etc.);

xv.	review management plans regarding any changes in accounting practices or policies and the financial impact thereof;

xvi.

review with the external auditors and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the financial statements;

xvii.

discuss with management and the external auditor correspondence with regulators, employee complaints, or published reports that raise material issues regarding the Company’s financial statements or disclosure;

xviii.	assisting management to identify the Company’s principal business risks;

xix.	review the Company’s insurance, including directors’ and officers’ coverage, and provide recommendations to the Board;

Other

xx.	conduct special reviews and/or other assignments from time to time as requested by the Board or the Chief Executive Officer.

5.        PROCESS FOR HANDLING COMPLAINTS REGARDING FINANCIAL MATTERS

The Audit Committee shall establish a procedure for the receipt, retention and follow-up of complaints received by the Company regarding accounting, internal controls, financial reporting, or auditing matters.

The Audit Committee shall ensure that any procedure for receiving complaints regarding accounting, internal controls, financial reporting, or auditing matters will allow the confidential and anonymous submission of concerns by employees, consultants and/or contractors.

6.        REPORTING

The Audit Committee will report to the Board on:

i.	the external auditor’s independence;

ii.	the performance of the external auditor and the Audit Committee’s recommendations;

iii.	regarding the reappointment or termination of the external auditor;

iv.	the adequacy of the Company’s internal controls and disclosure controls;

v.	the Audit Committee’s review of the annual and interim financial statements;

vi.	the Audit Committee’s review of the annual and interim management discussion and analysis;

vii.	the Company’s compliance with legal and regulatory matters to the extent they affect the financial statements of the Company; and

viii.	all other material matters dealt with by the Audit Committee.

7.        AUTHORITY OF THE COMMITTEE

a.

The Audit Committee will have the resources and authority appropriate to discharge its duties and responsibilities. The Audit Committee may at any time retain outside financial, legal or other advisors at the expense of the Company without approval of management.

b.	The external auditor will report directly to the Audit Committee.

EFFECTIVE DATE

This Mandate was implemented by the Board on December 21, 2006